SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Yes  ☐            No   ☒

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–2014 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2014

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

In the first quarter of 2014, Telefónica further advanced in the execution of its operating model transformation strategy focused on capturing the opportunity of the digital revolution and maximising value creation. As a consequence, these results reflect organic revenue and OIBDA growth improvement on the back of the on-going focus on capturing high-value customers, simplification efforts and cost savings. The Company also continued reducing its debt level (2,657 million euros vs. December 2013).

It is important to note that Telefónica Czech Republic results were deconsolidated from Telefónica Group since January 2014 (following the disposal of the Company), therefore affecting year-on-year comparison of Telefónica’s reported results.

At the end of March, Telefónica Group reached 313.1 million accesses, down 1% year-on-year due to the aforementioned sale of T. Czech Republic and the disposal of assets relating to the fixed consumer business in the United Kingdom (second quarter of 2013). Excluding these impacts, total accesses grew 2% year-on-year in organic terms driven by mobile contract, principally smartphones, and Pay TV. Particularly noteworthy is the evolution of total accesses in T. Hispanoamérica (+5% vs. March 2013; 41% of total accesses) and T. Brasil (+3% year-on-year; 30% of total accesses).

•	Mobile accesses increased by 3% year-on-year in organic terms to 247.5 million at the end of the quarter thanks to strong contract access growth (+9% organic), accounting for 35% of the total (+1 percentage point year-on-year). Particularly noteworthy is T. Brasil’s on-going progress in capturing high-value customers (+28% year-on-year in contract customers, with net additions in the quarter up 70% year-on-year).

•	Smartphone (all with a data plan attached) penetration stood at 30% at the end of March 2014 (+9 percentage points year-on-year) and posted net additions of 5.6 million in the quarter in organic terms, more than double the figure in the first quarter of 2013 (3.6x higher in the case of T. Brasil).

•	Retail fixed broadband accesses totalled 17.6 million, up 2% vs. March 2013 in organic terms.

•	Pay TV accesses (3.6 million) rose 8% year-on-year, highlighting the performance of T. España (consolidating its recovery trend for the second quarter in a row) and the double-digit year-on-year growth of T. Hispanoamérica and T. Brasil.

Exchange rate fluctuations, in particular the depreciations of the Brazilian reai and the Argentine peso along with the implicit devaluation of the Venezuelan bolivar following the introduction of the new exchange rate mechanism (SICAD I), negatively impacted financial results. Thus, in the January-March period exchange rates deducted 11.8 percentage points to year-on-year revenue growth and 11.7 percentage points to OIBDA growth.

It is important to note that exchange rate fluctuations also reduced payments in euros related to CapEx, interest, taxes and minorities, fully offsetting the negative impact of exchange rates on OIBDA, thus neutralising their effect on cash flow generation in the quarter.

On the other hand, changes in the perimeter of consolidation reduced year-on-year revenue growth by 3.1 percentage points and OIBDA growth by 3.7 percentage points in the first quarter of the year, as a result of the deconsolidation of T. Czech Republic.

First quarter revenues totalled 12,232 million euros in January-March 2014, up 1.5% year-on-year in organic terms (-13.5% reported), posting positive growth for the fourth quarter in a row and accelerating vs. full-year 2013. Excluding the negative impact of regulation, organic revenues grew 3.4% compared with January-March 2013.

By services, mobile data revenue growth accelerated compared with the previous quarter (+8.8% year-on-year in organic terms; +7.8% in the fourth quarter of 2013), now accounting for 40% of mobile service revenues, up 2 percentage points compared with the first quarter of 2013. It is also noteworthy the performance of non-SMS data revenues in January-March 2014, improving year-on-year growth to 23.6% in organic terms and already accounting for 71% of total data revenues (+8 percentage points year-on-year).

Consolidated operating expenses totalled 8,548 million euros in the quarter, up 1.5% year-on-year in organic terms (-13.0% reported), with the pace of year-on-year growth easing for the second consecutive quarter due to strict cost control and efficiency measures, despite the high level of commercial activity.

Breakdown by components:

•	Supplies declined 1.6% year-on-year in organic terms (-14.5% reported) on lower mobile termination costs mainly in Spain, UK, Germany and Brazil, more than compensating the impact of increased handset consumption associated with the higher volume of gross additions in Hispanoamérica.

•	Personnel expenses increased 1.2% in organic terms vs. January-March 2013 (-13.7% reported), mainly reflecting the negative impact of inflation in some countries, which could not compensate the savings from restructuring plans carried out in recent years (mainly in Spain, Brazil and UK). Non-recurrent restructuring expenses amounted to 5 million euros in the first quarter of 2014 (mainly in UK) compared with 58 million euros in the same period of 2013 (primarily in Brazil, Czech Republic and UK).

The average headcount was 121,706 employees, down 8.3% compared with the first quarter of 2013, affected by the deconsolidation of T. Czech Republic. Excluding this impact, the average headcount in the quarter was down 3.8% year-on-year.

•	Other operating expenses rose 5.1% in organic terms vs. the first quarter of 2013 (-10.9% reported) mainly as a result of higher network costs associated with data traffic growth and expenses related to network modernisation.

Gains on sales of fixed assets stood at 47 million euros up to March 2014 (26 million euros in the first quarter of 2013) and are mainly associated with the sale of non-strategic towers in Spain (46 million euros of impact on OIBDA).

Operating income before depreciation and amortisation (OIBDA) in the first quarter of 2014 amounted to 3,929 million euros, up 0.5% year-on-year in organic terms (-14.0% reported), with growth accelerating vs. full year 2013 and posting positive year-on-year growth for the second consecutive quarter. This performance was underpinned by sustained revenue growth and cost containment measures, along with efficiencies and synergies from the new operating model. Excluding the adverse impact of regulation, OIBDA grew by 1.9% compared with January-March 2013 in organic terms.

The OIBDA margin stood at 32.1% at the end of the first quarter, virtually stable year-on-year in organic terms compared with the same period of 2013 (-0.3 percentage points).

Depreciation and amortisation totalled 2,092 million euros in the first three months of the year, down 3.6% year-on-year in organic terms (-16.4% reported) mainly due to lower fixed asset depreciation, more than offsetting increased depreciation on spectrum acquisition. Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 158 million euros (-26.4% year-on-year).

Operating income (OI) in the first quarter of 2014 stood at 1,838 million euros, up 5.2% year-on-year in organic terms (-11.0% reported).

Net financial expenses amounted to 801 million euros in the first quarter, of which 146 million euros were due to net negative foreign exchange differences primarily as a result of the implicit devaluation of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 0.2% due to a 14.3% reduction in the average debt. The effective cost of debt over the last twelve months was 5.55%, 21 basis points higher than in December 2013, as most of the average debt reduction has been in euros and Czech crowns (with below average costs) and as currency hedging costs in the Argentinean peso-US dollar increased in the quarter, despite that exchange rate fluctuations more than compensated the cost of currency hedging.

Corporate income tax totalled 307 million euros over an income before taxes of 1,037 million euros, implying an effective tax rate of 29.7%. This is 2.3 percentage points lower year-on-year, mainly due to the higher contribution to results of countries with lower tax rates.

Profit attributable to minority interests reduced net income by 37 million euros in the first three months of the year
(-57 million euros in the first quarter of 2013) mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate, and the deconsolidation of T. Czech Republic.

As a result, consolidated net income in the first quarter amounted to 692 million euros (-23.2% year-on-year; -16.6% underlying) and basic earnings per share amounted to 0.15 euros per share (-27.0% year-on-year; -20.0% underlying).

CapEx up to March totalled 1,555 million euros (-19.9% year-on-year) and included 187 million euros relating to the acquisition of spectrum in Colombia and Central America (695 million euros in the first quarter of 2013, mainly in the UK). In organic terms, investments rose 29.7% year-on-year, with more than 69% of total investments devoted to business transformation and growth.

Operating cash flow (OIBDA-CapEx) totalled 2,374 million euros in the first quarter, down 10.6% year-on-year in organic terms (-9.6% reported).

Interest payments amounted to 1,020 million euros in January-March 2014, down 9.4% year-on-year mainly due to the aforementioned reduction in average debt, despite the higher effective cost of debt and other non-recurring impacts.

Payment of taxes totalled 170 million euros in the first quarter of 2014, 314 million euros less than in the same period a year earlier, mainly due to the effect of previous year’s final filings and the evolution of exchange rates.

In January-March 2014, working capital consumption amounted to 688 million euros, improving by 613 million euros year-on-year due to factoring collections from handset sales while maintaining supplier financing (thanks to working capital measures), lower spectrum acquisition payments vs. accruals and the positive impact of collections from the Spanish government’s vendor payment plan, among other factors. It is important to highlight that working capital consumption in the quarter was affected by the seasonality of investment payments.

Operations with minority shareholders totalled 119 million euros in the first three months of the year, 29 million euros less than in the same period of 2013, mainly due to the impact of the performance of the Brazilian reais on T. Brasil dividend payment.

As a result, free cash flow amounted to 339 million euros in the first quarter, the highest since 2011, posting a significant year-on-year improvement of 796 million euros.

Net financial debt was reduced by 2,657 million euros in the first quarter of 2014 to 42,724 million euros at March 2014. Including post-closing events (disposal of T. Ireland), net debt stood at 41,944 million euros.

Net Financial debt reduction was mainly due to the sale of T. Czech Republic for 2,306 million euros (1,966 million euros collected and 340 million euros deferred payment), the placement of Undated Deeply Subordinated Securities in the amount of 1,750 million euros considered as equity instruments, free cash flow generation before spectrum payments of 433 million euros and other factors amounting to 225 million euros, most notably higher interest payments than accruals. In contrast, factors that increased debt include the implicit devaluation of the Venezuelan bolivar (1,110 million euros), the payment of labour commitments mainly associated with early retirements (210 million euros), spectrum payments (94 million euros) and other factors that increased debt by 643 million euros, including financial investments and the net purchase of treasury stock.

The leverage ratio (net debt over OIBDA) for the past 12 months stood at 2.30 times at the end of March 2014, and at 2.27 times if including the aforementioned post-closing transactions (disposal of T. Ireland).

In the first quarter of 2014, Telefónica’s financing activity through bond and loan markets stood at around 5,700 million equivalent euros. This activity was mainly focused on strengthening the liquidity position and smoothing the debt maturity profile of Telefónica S.A. for the following years. Therefore, as of the end of March, the Group maintains a comfortable liquidity position to accommodate next years debt maturities. In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets for approximately 124 million equivalent euros in the first quarter of 2014. Also noteworthy is the 500-million-euro bond placement by T. Deutschland in January.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,632 million euros at the end of March.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 12,560 million euros, with around 11,250 million maturing in more than 12 months.

Digital Services

In the new area of the Chief Commercial Digital Officer, recently established to bring digital services to the core of our businesses, main advances to be highlighted are:

•	In the B2B area, Telefónica signed a M2M deal with JCDecaux, the world’s leader in outdoor advertising, to bring connectivity and new digital features to a new range of smart M2M powered solutions for urban environment in Europe and Latin America. Additionally, Telefonica’s global M2M solution was also chosen by Tesla, an industry-leader of in-car telematics, to provide M2M connectivity for the Model S in Europe. Thus, M2M revenue grew by more than 50% year-on-year in organic terms in the first quarter, showing a sharp acceleration compared to previous quarters on the back of special projects recognised this quarter and the strong year-on-year growth of the M2M1 accesses base (+20% organic).

With regards to Cloud services, revenue advanced by more than 20% organic year-on-year in the first three months of the year, gradually adding value to our offering. In addition, the Spanish cloud computing start-up “eyeOS” was acquired, enabling Telefónica to offer an open-source desktop virtualisation service.

Information Security revenues grew slightly above 20% organic year-on-year in the quarter fueled by strong momentum in “CyberSecurity”, as relevant projects awarded in Spain and Colombia are leveraging global SOC2 roll-outs to accelerate growth and provide advanced services.

It should be also mentioned some strategic investments made as the creation of “Axonix”, the first mobile Advertising exchange platform owned and powered by a mobile operator and powered by “MobClix” technology. This new company is also supported by affiliates of Blackstone’s GSO Capital Partners.

•	In Video, within the area of Consumer, Telefónica acquired for Spain exclusive content rights in Moto GP and Formula 1. Thus, the strategic focus on fostering Pay TV growth is delivering positive results with revenues growing in organic terms by 12% year-on-year and accesses by 8% year-on-year in the quarter, and increasing market share in the main markets where the Company is present. Particularly noteworthy was the performance in Spain and Brazil, where access growth is significantly accelerating (+11% and +14% year-on-year respectively).

Telefónica also reached a strategic agreement with “Saluspot” for E-health services, which enables to offer free online health advice.

In the Security area, successful consumer products maintained a steady performance, being noteworthy the growth achieved in Brazil up to 3.9 million accesses (x4 year-on-year).

At the same time, Telefónica continued enhancing its data proposition by delivering value through continuous customer adoption of digital services leveraging Global Partnerships. As a result, the number of accesses with Evernote and Rhapsody reached 185 thousand and 74 thousand respectively at the end of March.

Additionally, in April the brand of the Digital Financial Services (“Yaap”) to be provided in Spain by the joint venture established with CaixaBank and Santander was announced. Two services will be launched in the coming months, “Yaap Shopping”, a virtual showroom helping small businesses, and “Yaap Money”, a peer to peer service that will enable people to send money from one mobile device to another.

[1]	Impacted by the disconnection of 569 thousand inactive M2M accesses in Spain in the first quarter 2014.
[2]	Security Operation Center

The area of Global Device Management is supporting a rapid adoption of smartphones in the customer base with special focus on LTE. Thus, 65% of total devices purchased in the first quarter were smartphones, with total volume of LTE devices increasing by 9 times year-on-year.

Telefónica Global Resources

Telefónica Global Resources continued driving the Company’s technological transformation during the quarter, accelerating network modernisation and simplification, ensuring a higher quality of infrastructure and systems and enhancing the differentiation of products and services.

The global Network and Operations unit sharply accelerated the rollout of ultra-broadband infrastructure. Homes passed with fibre amounted to 5.8 million, around 80% more than in March 2013, and LTE sites deployment increased by more than 3 times year-on-year to reach more than 10,200 sites. Highlights include:

•	Fibre-to-the-home coverage in Spain has increased significantly, with 4.1 million homes now passed (6.1 million premises) achieving 24% coverage over total homes. At the end of March, 1.5 million homes were passed in Sao Paulo (2.3 million of premises).

•	Significant increase in LTE coverage in countries such as the Germany (+5 percentage points quarter-on-quarter) and Spain (+4 percentage points quarter-on-quarter).

•	More than 80% of 3G and/or 4G base stations are connected to ultra-broadband infrastructure (100% in Spain, 80% in the UK and 77% in Germany).

As such, network capacity expansion and optimisation will support growth in total data traffic (30% year-on-year in fixed broadband and 60% year-on-year in mobile data).

The award of the Single RAN3 tender in Spain represents a major development in network modernisation and simplification, making the technological evolution of the network more flexible and preparing it for use of the 800 MHz band, with more efficient energy consumption. This rollout will allow a single mobile access network simultaneously supporting all standards (2G, 3G and/or 4G) in at least 80% of all sites within three years. This modernisation will be accompanied by a quality plan guaranteeing differentiating features.

Finally, pilot tests have been carried out in Germany around 4G technological developments (e.g. LTE-A with carrier aggregation and VoLTE), ensuring network availability for future rollouts.

The global IT unit is developing the Company’s IT transformation strategy through: (i) consolidation, focusing on the Data Centres, technical infrastructure and corporate applications; (ii) simplification and transformation of applications; and (iii) support for transformation towards a Digital Telco. Highlights in the quarter include:

•	A 2% reduction in physical servers, increasing virtualised servers to more than 35% at the end of March, thus increasing efficiency to meet the Company’s current and forecast physical server use.

•	Progress in the transformation of applications, mainly through the Full Stack[4] initiatives, which led by the operators, allow the reduction of complexity through standard solutions that enable faster, simpler and more efficient rollout of new services. The Full Stack solution was fully operational in Argentina at the end of March, serving over 10 million customers.

•	Switch-off of approximately 80 applications (25% of the target for the year-end) to simplify processes and improve time-to-market.

[3]	Single RAN technology offers great management flexibility, enabling equipment to use 2G/3G/4G services over available frequency bands, enabling, for example, refarming of 3G or 4G and a reduction of legacy infrastructure.
[4]	A “Full Stack” solution designs business processes based on a standard reference framework (as defined by the TMForum). This is implemented using a commercial applications suite (out of the box) for business support and operation systems (BSS and OSS), which supports these business processes and their data models, providing an end-to-end solution.

Definitions

Guidance criteria 2014: 2014 guidance in organic terms assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. CapEx excludes spectrum acquisition.

Organic growth: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition.

Underlying growth: Considers constant perimeter of consolidation and excludes the impact on net profit of write-downs, capital gains/losses from companies’ disposals, tower sales, and material non-recurring impacts, as well as depreciation and amortisation charges arising from purchase price allocation processes.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Final Clients Accesses	310,088.3	309,785.3	311,331.2	314,141.6	316,759.9	306,816.6	(1.0)
Fixed telephony accesses (1) (2) (3)	40,002.6	39,764.2	39,520.8	39,399.8	39,338.5	37,593.5	(5.5)
Internet and data accesses	19,402.6	19,404.6	19,023.3	19,112.4	19,102.0	18,121.9	(6.6)
Narrowband	653.2	618.2	590.0	567.7	510.8	421.0	(31.9)
Broadband (4) (5)	18,596.2	18,633.7	18,287.3	18,395.6	18,447.8	17,585.5	(5.6)
Other (6)	153.1	152.7	145.9	149.1	143.4	115.4	(24.4)
Mobile accesses	247,346.9	247,312.0	249,460.0	252,188.1	254,717.2	247,534.1	0.1
Prepay (7)	165,821.9	164,500.5	164,550.6	165,133.3	165,557.0	161,410.9	(1.9)
Contract	81,525.0	82,811.5	84,909.4	87,054.9	89,160.3	86,123.3	4.0
M2M (8)	6,728.0	7,142.7	7,768.0	8,175.8	8,631.8	8,307.0	16.3
Pay TV	3,336.2	3,304.5	3,327.1	3,441.2	3,602.2	3,567.1	7.9
Wholesale Accesses	5,731.3	5,866.1	6,003.2	6,173.9	6,358.5	6,327.7	7.9
Unbundled loops	3,308.8	3,404.8	3,522.0	3,665.4	3,833.4	3,910.8	14.9
Shared ULL	183.5	169.5	157.6	147.3	130.6	116.1	(31.5)
Full ULL	3,125.3	3,235.3	3,364.4	3,518.1	3,702.9	3,794.7	17.3
Wholesale ADSL	845.4	854.7	857.6	864.0	866.9	746.8	(12.6)
Other	1,577.1	1,606.7	1,623.6	1,644.5	1,658.2	1,670.1	3.9

Total Accesses	315,819.6	315,651.4	317,334.4	320,315.5	323,118.4	313,144.3	(0.8)

TELEFÓNICA
MOBILE ACCESSES
Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Prepay percentage (%)	67.0%	66.5%	66.0%	65.5%	65.0%	65.2%	(1.3	p.p.)
Contract percentage (%)	33.0%	33.5%	34.0%	34.5%	35.0%	34.8%	1.3	p.p.
MBB accesses (‘000)	52,774.9	55,249.2	63,300.5	67,420.1	72,844.0	76,191.3	37.9%
MBB penetration (%)	21%	22%	25%	27%	29%	31%	8.4	p.p.
Smartphones (‘000)	44,296.1	46,925.1	55,083.3	59,370.6	65,029.9	68,907.0	46.8%
Smartphone penetration (%)	19%	20%	24%	25%	27%	30%	9.5	p.p.

Note:

-	T. Czech Republic accesses are no longer consolidated since the first quarter of 2014.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(4)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(6)	Retail circuits other than broadband.
(7)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(8)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected in Spain.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Var
	2014	2013	Reported		Organic
Revenues	12,232	14,141	(13.5)		1.5
Internal exp. capitalized in fixed assets	162	183	(11.2)		(6.1)
Operating expenses	(8,548)	(9,824)	(13.0)		1.5
Supplies	(3,580)	(4,188)	(14.5)		(1.6)
Personnel expenses	(1,614)	(1,870)	(13.7)		1.2
Other operating expenses	(3,354)	(3,766)	(10.9)		5.1
Other net income (expense)	45	42	5.2		(0.4)
Gain (loss) on sale of fixed assets	47	26	79.7		(99.4)
Impairment of goodwill and other assets	(10)	(1)	n.m.		n.m.
Operating income before D&A (OIBDA)	3,929	4,567	(14.0)		0.5
OIBDA Margin	32.1%	32.3%	(0.2	p.p.)	(0.3	p.p.)
Depreciation and amortization	(2,092)	(2,502)	(16.4)		(3.6)
Operating income (OI)	1,838	2,066	(11.0)		5.2
Share of profit (loss) of investments accounted for by the equity method	1	18	(96.8)
Net financial income (expense)	(801)	(674)	18.9
Income before taxes	1,037	1,410	(26.4)
Income taxes	(307)	(451)	(31.8)
Income from continuing operations	729	958	(23.9)
Non-controlling interests	(37)	(57)	(34.8)
Net income	692	902	(23.2)
Weighted average number of ordinary shares outstanding during the period (millions)	4,504	4,485	0.4
Basic earnings per share (euros)	0.15	0.20	(27.0)

Notes:

-	Basic earnings per share amounts are calculated by dividing net income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.
-	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2014

	2014		Guidance 2014
	Jan-Mar		(organic and excluding Venezuela)
Revenues (% Chg YoY)	-0,1%		Positive revenue growth
			OIBDA margin towards stabilisation with
OIBDA margin (Chg YoY)	-0,4	p.p.	erosion of around 1 p.p. y-o-y to allow for
			commercial flexibility if needed
CapEx / Sales	11,5%		CapEx / Sales: 15.5%-16%

			Guidance 2014
			(reported)
Net financial debt	42,724		Lower than €43Bn

-	Guidance criteria 2014: 2014 guidance in organic terms assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. CapEx excludes spectrum acquisition.

2013 adjusted bases exclude:

-	T. Venezuela.
-	Homogeneous perimeter: Group T. Czech Republic (excluding results from January-December 2013); T. Ireland (excluding results from July-December 2013).
-	Tower sales.
-	Capital gains/losses from companies’ disposals: Capital gains from the sale of Hispasat and Telefónica Móviles Aplicaciones y Soluciones. Value adjustments of T. Ireland and T. Czech Republic.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - March			%
				Organic		Reported
	2014	2014	2013	Change		Change
	Reported	Organic	Organic	y-o-y		y-o-y
Revenues	12,232	13,876	13,666	1.5		(13.5)
OIBDA	3,929	4,413	4,391	0.5		(14.0)
OIBDA margin	32.1%	31.8%	32.1%	(0.3	p.p.)	(0.2	p.p.)
Operating Income (OI)	1,838	2,154	2,048	5.2		(11.0)
CapEx	1,555	1,566	1,207	29.7		(19.9)
OpCF (OIBDA-CapEx)	2,374	2,847	3,183	(10.6)		(9.6)

	2014	2013
Reported revenues	12,232	14,141
Forex impact	1,680
Hyperinflation in Venezuela	(36)	(31)
Changes in the consolidation perimeter		(445)

Organic revenues	13,876	13,666

Reported OIBDA	3,929	4,567
Forex impact	542
Hyperinflation in Venezuela	(12)	(7)
Tower sales	(46)	(1)
Changes in the consolidation perimeter		(169)

Organic OIBDA	4,413	4,391

Reported CapEx	1,555	1,941
Forex impact	220
Hyperinflation in Venezuela	(2)	(5)
Spectrum acquisition	(207)	(695)
Changes in the consolidation perimeter		(34)

Organic CapEx	1,566	1,207

Notes:

-	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of March 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.
-	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of March 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2014	December 2013	% Chg
Non-current assets	88,074	89,597	(1.7)
Intangible assets	18,307	18,548	(1.3)
Goodwill	23,445	23,434	0.0
Property, plant and equipment and Investment properties	30,131	31,040	(2.9)
Investments accounted for by the equity method	2,366	2,424	(2.4)
Non-current financial assets	7,353	7,775	(5.4)
Deferred tax assets	6,472	6,376	1.5
Current assets	24,088	29,265	(17.7)
Inventories	921	985	(6.5)
Trade and other receivables	9,736	9,640	1.0
Current financial assets	3,066	2,117	44.8
Tax receivables	1,451	1,664	(12.8)
Cash and cash equivalents	7,904	9,977	(20.8)
Non-current assets classified as held for sale	1,010	4,882	(79.3)
Total Assets = Total Equity and Liabilities	112,162	118,862	(5.6)
Equity	27,198	27,482	(1.0)
Equity attributable to equity holders of the parent and to other holders of equity instruments	21,479	21,185	1.4
Non-controlling interests	5,719	6,297	(9.2)
Non-current liabilities	58,537	62,236	(5.9)
Non-current interest-bearing debt	47,422	51,172	(7.3)
Non-current trade and other payables	1,663	1,701	(2.2)
Deferred tax liabilities	2,991	3,063	(2.3)
Non-current provisions	6,461	6,300	2.6
Current liabilities	26,427	29,144	(9.3)
Current interest-bearing debt	8,609	9,527	(9.6)
Current trade and other payables	14,170	15,221	(6.9)
Current tax payables	1,986	2,203	(9.9)
Current provisions	1,470	1,271	15.7
Liabilities associated with non-current assets held for sale	192	922	(79.2)
Financial Data
Net Financial debt (1)	42,724	45,381	(5.9)

Note:

-	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Figures in million euros. Net financial debt in March 2014 includes: Non current interest-bearing debt + Non-current trade and other payables (1,108) + Current interest-bearing debt + current trade and other payables (106) - non-current financial assets (3,551) - current financial assets - cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2014	2013	% Chg
I	Cash flow from operations	3,550	4,074	(12.9)
II	Net interest payment (1)	(1,020)	(1,125)
III	Payment for income tax	(170)	(484)
A=I+II+III	Net cash provided by operating activities	2,360	2,465	(4.2)
B	Payment for investment in fixed and intangible assets	(2,112)	(2,961)
	Spectrum (2)	(94)	(701)
C=A+B	Net free cash flow after CapEx	248	(497)	c.s.
D	Net Cash received from sale of Real Estate	2	6
E	Net payment for financial investment (3)	1,778	63
F	Net payment for operations with minority shareholders and treasury stock (4)	1,164	(583)
G=C+D+E+F	Free cash flow after dividends	3,192	(1,010)	c.s.
H	Effects of exchange rate changes on net financial debt	1,056	942
I	Effects on net financial debt of changes in consolid. and others	(520)	(1,402)
J	Net financial debt at beginning of period	45,381	51,259
K=J-G+H+I	Net financial debt at end of period	42,724	51,809	(17.5)

Note:

-	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2014 it includes the following spectrum payments: 79 million euros in Panama, 13 million euros in Brazil and 2 million euros in United Kingdom. In 2013: 671 million euros in United Kingdom, 24 million euros in Uruguay, 5 million euros in Colombia and 1 million euros in Nicaragua.
(3)	In 2014 it includes charges amounting to 1,966 million euros from the sale of T. Czech Republic.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities and operations with minority shareholders from subsidiaries that are fully consolidated.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - March
	2014	2013	% Chg
OIBDA	3,929	4,567	(14.0)
- CapEx accrued during the period	(1,555)	(1,941)
- Payments related to cancellation of commitments	(210)	(188)
- Net interest payment	(1,020)	(1,125)
- Payment for tax	(170)	(484)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(38)	(25)
-Investment In working capital and other deferred income and expenses	(688)	(1,301)
= Net Free Cash Flow after CapEx	248	(497)	c.s.
+ Net Cash received from sale of Real Estate	2	6
- Net payment for financial investment	1,778	63
- Net payment for operations with minority shareholders and treasury stock	1,164	(583)
= Free Cash Flow after dividends	3,192	(1,010)	c.s.

Unaudited figures (Euros in millions)	January - March
	2014	2013	% Chg
Net Free Cash Flow after CapEx	248	(497)	c.s.
+ Payments related to cancellation of commitments	210	188
- Operations with minority shareholders	(119)	(148)
= Free Cash Flow	339	(457)	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	4,504	4,485
= Free Cash Flow per share (euros)	0.08	(0.10)	c.s.

Notes:

-	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
-	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
-	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		March 2014
	Long-term debt (1)	48,530
	Short term debt including current maturities (2)	8,715
	Cash and cash equivalents	(7,904)
	Short and Long-term financial investments (3)	(6,617)
A	Net Financial Debt	42,724
	Gross commitments related to workforce reduction (4)	4,227
	Value of associated Long-term assets (5)	(790)
	Taxes receivable (6)	(1,352)
B	Net commitments related to workforce reduction	2,085
A + B	Total Debt + Commitments	44,808
	Net Financial Debt / OIBDA (7)	2.30	x

-	Note:

-	2014 reported figures include the hyperinflationary adjustments in Venezuela.
(1)	Includes “Non current interest-bearing debt” and 1,108 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 106 million euros of “Other current payables”.
(3)	Includes 3,066 million euros of “Current financial assets” and 3,551 million euros of “Non-current financial assets”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding gains/losses on the sale of companies.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Mar 2014	Jan - Mar 2013	March 2014	December 2013
USA (US Dollar/Euro)	1.370	1.320	1.379	1.379
United Kingdom (Sterling/Euro)	0.828	0.850	0.828	0.834
Argentina (Argentinean Peso/Euro)	10.356	6.616	11.033	8.993
Brazil (Brazilian Real/Euro)	3.230	2.635	3.120	3.231
Chile (Chilean Peso/Euro)	754.848	623.511	759.965	723.490
Colombia (Colombian Peso/Euro)	2,744.855	2,364.273	2,715.480	2,657.292
Costa Rica (Colon/Euro)	728.863	668.003	763.359	700.280
Guatemala (Quetzal/Euro)	10.658	10.348	10.655	10.814
Mexico (Mexican Peso/Euro)	18.123	16.683	18.000	18.045
Nicaragua (Cordoba/Euro)	34.905	32.028	35.350	34.935
Peru (Peruvian Nuevo Sol/Euro)	3.848	3.397	3.872	3.857
Uruguay (Uruguayan Peso/Euro)	30.325	25.266	31.208	29.498
Venezuela (Bolivar Fuerte/Euro) (3)	14.753	8.067	14.753	8.688

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 03/31/14 and 12/31/13.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. In the January-March 2014 period the exchange rate is based on the new SICAD-I USD auction system.

NET DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2014
	EUR	LATAM	GBP	USD
Net debt structure by currency	76%	13%	7%	4%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	March 2014
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	75%	20%	5%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
S&P1	BBB	A-2	Negative	12/20/2012
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Eurobond	10-Feb-14	500	EUR	Telefonica Deutschland	2.375%	10-Feb-21	XS1025752293
Eurobond	26-Mar-14	200	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.65%	26-Mar-16	XS1046491657
CLP Bond	27-Mar-14	47,000	CLP	Telefónica Chile S.A.	5.75%	14-Mar-19	BCTCH-Q	*
Eurobond	10-Apr-14	200	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.75%	10-Apr-17	XS1053304991

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	31-Mar-14	750	EUR	Telefonica Europe BV	5.0%	31-Mar-20	XS1050460739
Hybrid bond	31-Mar-14	1,000	EUR	Telefonica Europe BV	5.875%	31-Mar-24	XS1050461034

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	18-Feb-14	3,000	EUR	Telefónica S.A.	18-Feb-19
Bilateral Loan	19-Mar-14	125	EUR	Telefónica S.A.	19-Mar-19

*	Reference number of Bolsa de Comercio de Santiago

02

TELEFÓNICA ESPAÑA

In the first quarter of 2014, Telefónica España continued to show business recovery. Total revenues in the quarter posted a significant improvement in its year-on-year declining trend and fell 8.2% (-3.7 percentage points vs. the previous quarter).

The gradual improvement in revenues reflects the improved commercial performance in fibre, pay TV and mobile accesses, and an increasing preference from customers for quality services. In parallel, profitability was maintained at high levels as a result of the Company’s transformation process.

On the commercial front, the Company launched an enhanced Pay TV proposition on 7 March featuring exclusive content, and focusing on customer experience and increased value, particularly in “Movistar Fusión”, the most complete convergent offer in the market which continues to enhance the differential assets of Telefónica España.

Following the end of the quarter, on 25 April, the Company refreshed its “Movistar Fusión” tariff portfolio, with a simplified offering and increasing customer value, including “Movistar TV” for all customers. As such, the new offers with full Movistar services and 10 Mb fixed broadband connection with the different packages of TV contents, which are always offered over fibre in covered areas, are: “Contigo” (42 euros per month; VAT included); “Para Todos” (60 euros); “Energía” (68 euros); “Fútbol” (75 euros) and “Total” (95 euros). These options are available in any device. If the customer opts for the 100 Mb fibre option, an additional 12 euros premium (including VAT) is added to these monthly fees. All the options include different bundles of voice and 4G data.

Telefónica España managed 40.7 million accesses at the end of March, 5% lower vs. the previous year, impacted by the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of 2014.

•	Movistar Fusión continued to be the Company´s key growth lever and reached 3.2 million customers and 1.2 million additional mobile lines, representing 64% of consumer fixed broadband customers and 50% of mobile contract customers. The continued improvement in the mix of new customers and customers contracting additional services is also noteworthy, accounting for 71% of gross additions in the first quarter (64% in the previous quarter). Fusión ARPU amounted to 70.2 euros in the first quarter, virtually stable year-on-year, and churn stood at 1.3%.

•	Retail fixed telephony accesses fell by 6% year-on-year, with a net loss of 206 thousand accesses in the quarter.

•	Retail fixed broadband accesses grew by 2% year-on-year to 5.9 million, with quarterly net additions of 14 thousand, and gross additions below previous quarters due to different promotional activity. It is worth to note that churn remained stable year-on-year at 1.7%.

Fibre accesses net additions marked a new record for the second consecutive quarter reaching 108 thousand customers (100 thousand in the fourth quarter of 2013), driving the customer base to 701 thousand, virtually double the figure vs. the previous year. The take-up ratio of fibre customers connected over the total households passed remained at 17%, despite the intense pace of deployment. The fibre network was extended by 589 thousand new households in the first quarter to 4.1 million (6.1 million premises), 1.8 times higher than in March 2013. Fibre is a key strategic focus for the Company as source of differentiation and growth, with a target of covering 7.1 million households by the end of 2014 (10 million premises). It is also noteworthy that fibre customers have higher ARPU (currently, a 10 euros price premium) and lower churn (0.6 times) than ADSL customers.

•	The success of the new “Movistar TV” offering reflects Telefónica’s commitment for a higher differentiation based on a superior service quality. Pay TV accesses posted positive net additions of 58 thousand accesses, consolidating the change of trend started in the previous quarter and leading total access base to 730 thousand at the end of the quarter (+11% year-on-year).

•	Total mobile accesses stood at 18.1 million, 10% lower than in March 2013, impacted by the disconnection of 569 thousand inactive M2M mobile contract accesses mentioned above. The contract segment now accounts for 78% of the total (+3 percentage points year-on-year) and smartphone penetration reached 54% (+12 percentage points year-on-year), driving an 8.4% year-on-year growth in data traffic in January-March. LTE coverage reached 44% of population at the end of the quarter.

The contract net loss in the quarter excluding M2M (-127 thousand accesses) improved for the fourth consecutive quarter (-10% compared to the fourth quarter of 2013) mainly driven by increased gross additions, and posted a noteworthy reduction compared to the same quarter of the previous year (-62% year-on-year), despite the intense competition that drove a higher portability loss.

It should also be underlined that two thirds of the contract mobile customers in the consumer segment have already migrated to “Fusión” or the new mobile tariffs launched in 2013.

Total churn stood at 3.5% in the quarter, impacted by the disconnection of M2M accesses previously mentioned. Excluding this impact, total churn totalled 2.5%, virtually stable year-on-year. Contract churn, excluding M2M, improved by 0.1 percentage points year-on-year to 2.2%.

ARPU in January-March fell by 12.7% year-on-year, affected by mobile termination rate cuts in April and July 2013 (-66% combined), and the disconnection of M2M accesses in the first quarter of 2014. In comparable terms, excluding the impact of those disconnections, ARPU fell 14.8% year-on-year. However, it should be noted that the ARPU of individual services is becoming less relevant due to the increasing penetration of “Movistar Fusión”, impacted by the allocation of revenue between the fixed and mobile businesses.

Revenues in the first quarter of 2014, 2,992 million euros, improved the pace of year-on-year decline sequentially to 8.2% (-11.9% in the fourth quarter of 2013), despite the regulatory impact. This performance is mainly due to the increased convergent base with a slowdown in the number of customers repositioning in the quarter (in both the mobile and fixed businesses), and the growth of mobile handset sales revenue (+23.2% year-on-year in the quarter), driven by increased commercial efforts in the period.

Excluding handset sales and regulatory impacts (mobile termination rates and roaming), revenues fell 7.1% year-on-year in the first quarter of the year (-9.6% in the previous quarter).

•	Fixed business revenues fell 6.4% year-on-year (-4.8% in the previous quarter) on the back of a higher decline in revenues from traditional services and seasonality of projects.

•	Mobile business revenues for January-March 2014 declined 10.1% year-on-year, posting a significant improvement compared to previous quarters (-18.9% in the fourth quarter of 2013 and -19.7% in the third quarter), on the back of improved service revenues and a change of trend in handset sales.

Mobile service revenues were 13.4% lower year-on-year and reflected a significant improvement compared to the fourth quarter of 2013 (-19.8%), underpinned by the increased commercial activity and a lower impact from customer base repositioning.

Operating expenses amounted to 1,714 million euros in the first quarter of 2014, down 5.1% year-on-year, as a result of savings generated by efficiency program and a strict cost control. The pace of reduction in expenses slowed down compared to the previous quarter (-11.5% year-on-year), mainly due to a lower decline in commercial expenses in the first three months of the year (-11.1% year-on-year; -20.8% in the fourth quarter), jointly with increased handset sales.

Breakdown by component:

•	Supplies fell 5.4% compared to January-March 2013, as a consequence of lower mobile interconnection costs, although the pace of it year-on-year decline slowed (-14.2% in the previous quarter) due to an increased expense on handsets.

•	Personnel expenses declined 6.1% year-on-year, as a result of the savings coming from the redundancy programme (37 million euros) and from the temporary suspension of the Company’s contribution to the pension plan since April 2013 (14 million euros). At the end of March, Telefónica España’s headcount totalled 29,845 employees (-3.9% year-on-year).

•	Other operating expenses were down 4.1% year-on-year, mainly reflecting efficiencies resulting from process simplification, redefinition of distribution channel and insourcing of activities, and despite the increased commercial effort on advertising and handset sales.

OIBDA amounted to 1,402 million euros in the first quarter of the year, down 8.4% on the same period of the previous year, reaching an OIBDA margin of 46.9% (stable year-on-year) despite the pressure on revenues. This performance was affected by the sale of non-strategic towers in the quarter for 46 million euros. In organic terms, OIBDA declined 11.4% year-on-year (-9.6% in the fourth quarter of 2013) and OIBDA margin fell by 1.6 percentage points, as the higher commercial effort this quarter offsets the on-going effort to generate efficiency gains.

CapEx amounted to 267 million euros up to March (+5.8% year-on-year), reflecting the accelerating rollout of the fixed and mobile networks, with the aim of maintaining the leadership in network quality and access speed, enhancing the differentiation of the Company’s offer and boosting growth businesses in the sector.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Final Clients Accesses	38,821.7	38,196.6	37,695.5	37,171.2	36,663.6	35,588.4	(6.8)
Fixed telephony accesses (1)	11,723.0	11,587.2	11,420.3	11,261.3	11,089.8	10,883.9	(6.1)
Naked ADSL	25.0	22.9	22.5	22.4	22.8	22.1	(3.8)
Internet and data accesses	5,779.3	5,830.2	5,860.5	5,872.6	5,899.0	5,909.5	1.4
Narrowband	54.0	53.2	50.2	46.1	38.5	35.9	(32.6)
Broadband (2)	5,709.3	5,761.7	5,795.6	5,812.3	5,846.8	5,860.3	1.7
Fibre	311.9	372.0	430.9	494.0	593.7	701.3	88.5
Other (3)	16.0	15.3	14.7	14.3	13.7	13.3	(12.6)
Mobile accesses	20,608.7	20,119.3	19,782.3	19,428.0	19,002.1	18,064.7	(10.2)
Prepay	5,180.5	4,966.5	4,769.5	4,560.0	4,262.7	3,996.7	(19.5)
Contract	15,428.2	15,152.7	15,012.8	14,867.9	14,739.3	14,068.0	(7.2)
M2M (4)	1,873.3	1,927.2	1,961.3	1,979.4	1,991.3	1,446.6	(24.9)
Pay TV	710.7	659.9	632.5	609.3	672.7	730.3	10.7
Wholesale Accesses	4,396.0	4,502.0	4,626.5	4,792.2	4,990.1	5,150.3	14.4
WLR (5)	481.2	485.9	488.6	506.6	525.8	541.7	11.5
Unbundled loops	3,262.0	3,358.1	3,475.3	3,619.0	3,787.1	3,910.8	16.5
Shared ULL	183.5	169.5	157.6	147.3	130.6	116.1	(31.5)
Full ULL (6)	3,078.5	3,188.6	3,317.6	3,471.7	3,656.5	3,794.7	19.0
Wholesale ADSL	652.3	657.6	662.2	666.2	676.8	697.5	6.1
Other (7)	0.5	0.4	0.4	0.4	0.4	0.4	(20.2)

Total Accesses	43,217.8	42,698.6	42,322.0	41,963.3	41,653.6	40,738.7	(4.6)

TELEFÓNICA ESPAÑA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Prepay percentage (%)	25.1%	24.7%	24.1%	23.5%	22.4%	22.1%	(2.6	p.p.)
Contract percentage (%)	74.9%	75.3%	75.9%	76.5%	77.6%	77.9%	2.6	p.p.
MBB accesses (‘000)	7,722.4	7,888.8	8,375.8	8,486.8	8,761.5	9,055.8	14.8%
MBB penetration (%)	37%	39%	42%	44%	46%	50%	10.9	p.p.
Smartphones (‘000)	6,905.0	7,230.7	7,841.8	8,027.3	8,382.6	8,738.2	20.8%
Smartphone penetration (%)	39%	41%	45%	47%	50%	54%	12.4	p.p.

TELEFÓNICA ESPAÑA

FUSIÓN ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Fusión Customers	1,120.7	1,733.7	2,190.7	2,566.2	2,916.3	3,221.3	85.8
Mobile ad-ons	413.0	704.2	864.6	1,012.2	1,139.9	1,245.0	76.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’saccesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Leased lines.
(4)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected.
(5)	Wholesale Line Rental.
(6)	Includes naked shared loops.
(7)	Wholesale circuits.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2014	2013	Reported		Organic
Revenues	2,992	3,260	(8.2)		(8.2)
Revenues ex-handset revenues	2,851	3,145	(9.3)		(9.3)
Wireless Business	1,155	1,286	(10.1)		(10.1)
Mobile service revenues	1,014	1,171	(13.4)		(13.4)
Data revenues	377	399	(5.4)		(5.4)
Handset revenues	141	114	23.2		23.2
Wireline Business	2,079	2,220	(6.4)		(6.4)
FBB and new services (1)	1,040	1,075	(3.3)		(3.3)
Voice & access revenues	921	1,041	(11.5)		(11.5)
Other	119	105	13.2		13.2
Internal expenditure capitalized in fixed assets	75	69	9.4		9.4
Operating expenses	(1,714)	(1,807)	(5.1)		(5.1)
Supplies	(587)	(620)	(5.4)		(5.4)
Personnel expenses	(526)	(559)	(6.1)		(6.1)
Other operating expenses	(602)	(627)	(4.1)		(4.1)
Other net income (expense)	5	5	19.6		19.6
Gain (loss) on sale of fixed assets	43	6	n.m.		n.m.
Impairment of goodwill and other assets	(0)	(1)	(83.2)		(83.2)
Operating income before D&A (OIBDA)	1,402	1,532	(8.4)		(11.4)
OIBDA Margin	46.9%	47.0%	(0.1	p.p.)	(1.6	p.p.)
CapEx	267	252	5.8		5.8
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	1,136	1,279	(11.2)		(14.8)

Note:

-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA ESPAÑA

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013				2014
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	8,238	8,774	8,647	8,768	8,588	4.2
Data traffic (TB)	12,965	13,465	14,581	13,579	14,058	8.4
ARPU (EUR) (1)	18.4	18.4	17.4	16.4	16.1	(12.7)
Prepay	7.5	7.5	7.5	6.5	6.3	(15.4)
Contract (2)	25.1	25.0	23.4	22.3	21.0	(16.5)
Data ARPU (EUR) (1)	6.5	6.8	6.9	6.8	6.9	5.6
% non-SMS over data revenues	90.8%	91.6%	92.4%	93.8%	94.8%	4.0	p.p.
Churn (1)	2.3%	2.1%	2.1%	2.3%	3.5%	1.2	p.p.
Contract (2)	2.3%	2.0%	1.9%	2.0%	2.2%	(0.1	p.p.)

Notes:

-	ARPU calculated as a monthly weighted average of the quarter.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

03

TELEFÓNICA UK

(year-on-year changes in local currency)

In the first quarter of the year, Telefónica UK continued with its technological transformation in a context of a slower commercial activity in the market. The “Refresh” tariffs continued to be a strong driver for trading, with successful management of customer loyalty, resulting in a high single digit growth of the contract base.

To further improve network experience and customer satisfaction, the Company upgraded its high value customers to LTE, advanced the fast deployment of its LTE network (41% outdoor coverage at the end of March 2014) and also continued to enhance and expand the existing 2G and 3G networks.

4G adopters continued to show encouraging results in terms of ARPU uplift and data consumption (2 times higher average data consumption than 3G customers).

Telefónica UK continued to show solid traction of the “Refresh” offer. On February 28th, the Company introduced new tariffs for “Refresh”, incorporating a wider range of handsets.

Total accesses stood at 23.8 million at the end of March 2014, virtually flat year-on-year (-0.2%) despite the impact from the disposal of the fixed assets in May 2013 (720 thousand accesses; 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses).

Operating highlights are:

•	Consistent growth of the mobile contract customer base (+7% year-on-year; +6% excluding M2M) led to total mobile customer increase of 3% year-on-year to 23.6 million at the end of the first quarter. The contract segment accounted for 55% of the mobile base (+2 percentage points year-on-year).

•	Contract net additions totalled 135 thousand in January-March 2014 (72 thousand excluding M2M), affected by the lower volume of gross additions in the market. Total net additions were negative by 73 thousand driven by disconnections in the prepaid segment.

•	In the first three months of 2014 contract churn excluding M2M remained stable year-on-year at 1.1%, thanks to the success of “Refresh” as a retention tool. Total churn was 0.3 percentage points better than in the first quarter of 2013 at 2.1%.

•	Smartphone penetration reached 50% by the end of March (+3 percentage points year-on-year), reaching a total base of 10.6 million.

•	ARPU[1] declined 10.4% year-on-year in the first quarter, impacted by mobile termination rate cuts and the “Refresh” model (higher handset revenues are recorded upfront and as a result, impact on lower service revenues). Excluding both impacts, ARPU declined 3.6% year-on-year in the first three months of 2014, showing an improving trend quarter-on-quarter (-4.7% year-on year in the fourth quarter of 2013).

•	Data traffic grew 47% driven by increased smartphone penetration coupled with growing contract base and higher usage per customer.

Revenue remained broadly stable in January-March (-0.3% year-on-year) at 1,644 million euros. This performance was impacted by the contribution of “Refresh” (+6.0 percentage points to revenue change in the quarter) and the disposal of the fixed consumer business in 2013 (-1.7 percentage points).

[1]	Revenues from the “Refresh” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

Mobile service revenue totalled 1,307 million euros in the first three months of 2014 (-7.9% year-on-year). Stripping out mobile termination rate cuts and roaming regulation, as well as the new commercial model, mobile service revenues would have decreased 0.8% year-on-year, showing stabilisation compared to the fourth quarter of 2013 (-0.8% year-on-year).

Data revenue increased 0.2% year-on-year in the three months to March, with the positive trend of non-SMS revenue offsetting the decline in SMS revenue. As a result, data revenue accounted for 57% of mobile service revenues, 5 percentage points higher vs. previous year.

Non-SMS data revenue significantly improved its growth trend in the quarter to 13.9% year-on-year on the back of increased out of the bundle data usage resulting in bolt-on purchases (-1.0% in the fourth quarter) and now accounts for 57% of data revenues (+7 percentage points year-on-year).

Operating expenses year-on-year declined 5.1% to 1,260 million euros in the first quarter.

•	Supplies fell 5.7% year-on-year in the quarter mainly driven by tight cost control and lower trading. In addition, expenses included a positive non-recurrent impact of 24 million euros from the true-up of past commissions.

•	Personnel expenses declined 20.2% year-on-year due to the benefits of outsourcing of customer service. Personnel expenses include restructuring expenses of 5 million euros in the first quarter of 2014 (8 million euros in the same period of 2013).

•	Other expenses increased 2.7% year-on-year due to the outsourcing of customer service activities (partially offsetting the reduction on personnel expenses), coupled with savings achieved by tight cost control.

OIBDA totalled 404 million euros in the first three months of 2014 and grew 16.3% year-on-year. This evolution reflected the acceleration in the accounting of handset sales from “Refresh” model, launched in the second quarter of 2013 and non-recurrent true-up of commissions previously mentioned. As a result, OIBDA margin stood at 24.6% in the first quarter (+3.5 percentage points year-on-year).

CapEx amounted to 191 million euros up to March (+8.3% year-on-year excluding spectrum) with on-going enhancement of the network and LTE expansion through the network sharing agreement.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Final Clients Accesses	23,801.7	23,814.0	23,326.8	23,639.5	23,872.0	23,803.9	(0.0)
Fixed telephony accesses (1) (2)	377.4	384.5	192.7	198.7	208.2	211.4	(45.0)
Internet and data accesses	560.1	519.4	10.4	13.6	14.8	16.4	(96.8)
Broadband (3)	560.1	519.4	10.4	13.6	14.8	16.4	(96.8)
Mobile accesses	22,864.2	22,910.1	23,123.7	23,427.2	23,649.0	23,576.1	2.9
Prepay	10,962.9	10,758.0	10,680.0	10,764.7	10,764.7	10,556.7	(1.9)
Contract	11,901.3	12,152.1	12,443.7	12,662.4	12,884.3	13,019.4	7.1
M2M	1,673.2	1,750.5	1,872.3	1,943.3	1,974.5	2,038.0	16.4
Wholesale Accesses (4)	40.5	42.4	36.8	40.7	31.6	0.0	—

Total Accesses	23,842.2	23,856.4	23,363.6	23,680.2	23,903.6	23,803.9	(0.2)

TELEFÓNICA UK

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Prepay percentage (%)	47.9%	47.0%	46.2%	45.9%	45.5%	44.8%	(2.2	p.p.)
Contract percentage (%)	52.1%	53.0%	53.8%	54.1%	54.5%	55.2%	2.2	p.p.
MBB accesses (‘000)	9,859.0	10,214.3	10,354.3	10,647.7	10,955.8	11,044.9	8.1%
MBB penetration (%)	43%	45%	45%	45%	46%	47%	2.3	p.p.
Smartphones (‘000)	9,351.2	9,718.0	9,866.1	10,158.3	10,663.7	10,566.8	8.7%
Smartphone penetration (%)	45%	47%	48%	48%	49%	50%	3.1	p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(4)	From the first quarter of 2014, the company stopped offering a wholesale service.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2014	2013	Reported		Organic
Revenues	1,644	1,605	2.4		(0.3)
Mobile service revenues	1,307	1,381	(5.4)		(7.9)
Data revenues	747	726	2.9		0.2
Handset revenues and other	337	224	50.3		46.4
Internal expenditure capitalized in fixed assets	21	26	(18.1)		(20.3)
Operating expenses	(1,260)	(1,293)	(2.5)		(5.1)
Supplies	(796)	(822)	(3.2)		(5.7)
Personnel expenses	(113)	(138)	(18.1)		(20.2)
Other operating expenses	(351)	(333)	5.4		2.7
Other net income (expense)	0	0	—		—
Gain (loss) on sale of fixed assets	9	0	—		—
Impairment of goodwill and other assets	(10)	0	—		—
Operating income before D&A (OIBDA)	404	338	19.4		16.3
OIBDA Margin	24.6%	21.1%	3.5	p.p.	3.5	p.p.
CapEx	191	842	(77.3)		8.3
Spectrum	0	671	—		—
OpCF (OIBDA-CapEx)	213	(504)	c.s.		24.6

Note:

-	OIBDA and OI before management and brand fees.

TELEFÓNICA UK

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013				2014
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	11,940	12,105	12,196	12,238	11,973	0.3
Data traffic (TB)	10,881	11,987	13,767	14,684	15,978	46.8
ARPU (EUR)	20.1	19.9	19.4	19.0	18.5	(10.4)
Prepay	8.0	7.7	7.5	7.4	7.0	(14.4)
Contract (1)	36.0	35.5	34.7	33.6	32.8	(11.3)
Data ARPU (EUR)	10.6	10.5	10.3	10.3	10.6	(2.7)
% non-SMS over data revenues	49.7%	49.7%	50.5%	50.1%	56.5%	6.8	p.p.
Churn	2.4%	2.2%	2.3%	2.2%	2.1%	(0.3	p.p.)
Contract (1)	1.1%	1.1%	1.1%	1.1%	1.1%	(0.0	p.p.)

Notes:

-	ARPU calculated as a monthly weighted average of the quarter.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On- net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

04

TELEFÓNICA DEUTSCHLAND

In the first quarter of 2014, Telefónica Deutschland reinforced the execution of its data monetisation strategy based on a strong set of assets and brands in a market that continues being very active, competitive and focused on LTE.

The Company announced the refresh of its innovative data centric tariff portfolio. From the 8th of April: i) LTE is included in all “O2 Blue All-in” tariffs and attractive data roaming packages are integrated and ii) “O2 Blue All-in” portfolio is completed by a carefree premium tariff and attractive bundle offers with the latest LTE enabled smartphones.

The Company also enhanced its commercial proposition in the business segment through the introduction of a new tariff “O2 Unite” which includes a common pool of call minutes, SMS and data volume.

Telefónica Deutschland’s total access base, 25.0 million at the end of March, remained broadly stable year-on-year (-1%).

Main operating highlights are:

•	Contract customer base maintained its year-on-year growth at 2%, leading to a stable mobile base of 19.3 million and increasing the weight to 54% (+1 percentage point vs. March, 2013).

•	Smartphone penetration increased 5 percentage points year-on-year to 33% at the end of the quarter, with the adoption of LTE-enabled handsets remaining strong (78% of total shipments; above 1 million of LTE enabled handsets sold by the end of April).

•	Contract net additions totalled 78 thousand (-30 thousand in the fourth quarter of 2013), with contract gross additions improving 5% year-on-year in the quarter driven by higher commercial investments. Total mobile net additions were negative by 126 thousand driven by losses of low value prepaid customers.

•	Contract churn excluding M2M reached 1.6% in the first quarter (+0.1 percentage points year-on-year), with total churn stable year-on-year at 2.4%.

•	Mobile ARPU up to March improved its year-on-year trend (-3.3%; -3.1% ex-MTR cuts) vs. the fourth quarter of 2013 (-8.0%; -5.1% ex-MTR cuts) mainly due to the encouraging adoption of LTE from new and existing customers. However, this effect is not yet enough to offset the on-going headwinds from the accelerated decrease of SMS volumes, the on-going repositioning of the base and weakening prepaid dynamics.

•	Data ARPU declined 1.3% year-on-year in the first quarter affected by a further deceleration in SMS volumes. Voice ARPU improved significantly its year-on-year trend in January-March (-5.1% vs. -14.9% in the fourth quarter) on lower ARPU loss of contract renewals.

•	Data traffic grew 27% year-on-year in the first three months of the year leveraged on the continued increase of smartphone penetration and the higher usage per customer due to popularization of LTE propositions.

•	Retail broadband fixed internet accesses (2.2 million as of the end of March) registered a further improvement of net losses during the quarter (-18 thousand compared to -22 thousand in the fourth quarter of 2013) reflecting the strong demand for VDSL speed option and “O2 DSL All-in” portfolio.

Revenues reached 1,122 million euros in January-March (-8.8% year-on year, -8.7% ex MTR cuts).

Mobile service revenue posted a stable sequential performance year-on-year (-3.6% year-on-year; -3.4% year-on-year ex-MTR cuts) and totalled 707 million euros in the first quarter.

Mobile data revenues represent now 50% of mobile service revenues (+1 percentage points year-on-year) and were 1.3% lower than in January-March 2013. Non-SMS data revenue grew 12.1% year-on-year to reach 72% of total data revenues (+9 percentage points year-on-year).

Handset revenues showed a sharp decline of 33.2% year-on-year in the first three months of 2014, mainly due to the lower number of handsets sold and the impact from selected offers with discounted devices.

Fixed revenues reached 293 million euros in the first quarter of the year and declined 7.0% year-on-year, improving the sequential trend vs. the previous quarter (-9.2% year-on-year). This improved performance was explained by the increased mix of customers with VDSL.

Operating expenses declined 6.4% year-on-year in the January to March period. Breakdown by component:

•	Supplies fell 14.8% year-on-year affected by the lower volume of handsets sold and lower costs associated with the decrease of SMS volumes.

•	Personnel expenses grew 2.8% year-on-year as a result of the general increase of salaries with effect of July 2013.

•	Other operating expenses were 2.7% higher based on an increase in mobile acquisition and mobile retention costs from intensified commercial activities.

OIBDA totalled 251 million euros in the first three months of 2014 and declined 14.6% year-on-year, sustaining the performance posted in the fourth quarter of 2013 excluding the capital gains from asset sales. As a result, OIBDA margin reached 22.3%, a decline of 1.5 percentage points year-on-year.

CapEx totalled 132 million euros up to March, 9.3% lower than a year ago. Focus remained on continued investments into LTE deployment (50% outdoor population coverage at the end of April vs. 40% at the end of December 2013) and reflected a different year-on-year phasing of investments.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Final Clients Accesses	24,284.9	24,218.9	24,216.2	24,306.2	24,042.0	23,875.7	(1.4)
Fixed telephony accesses (1)	2,249.0	2,212.8	2,176.0	2,144.9	2,124.9	2,109.1	(4.7)
Internet and data accesses	2,678.9	2,630.2	2,583.1	2,543.5	2,516.1	2,491.7	(5.3)
Narrowband	302.6	294.6	287.9	277.2	271.7	265.8	(9.8)
Broadband	2,376.3	2,335.6	2,295.1	2,266.2	2,244.3	2,225.9	(4.7)
Mobile accesses	19,299.9	19,324.5	19,411.1	19,576.4	19,401.0	19,274.9	(0.3)
Prepay	9,191.3	9,123.6	9,150.6	9,260.7	9,114.9	8,910.9	(2.3)
Contract	10,108.5	10,200.9	10,260.5	10,315.7	10,286.1	10,364.0	1.6
M2M	78.1	82.9	84.7	89.9	90.5	94.6	14.1
Pay TV (2)	57.2	51.3	46.0	41.5	0.0	0.0	n.m.
Wholesale Accesses	1,087.9	1,112.9	1,127.2	1,130.4	1,125.0	1,128.0	1.4

Total Accesses	25,372.8	25,331.8	25,343.3	25,436.6	25,166.9	25,003.7	(1.3)

TELEFÓNICA DEUTSCHLAND

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Prepay percentage (%)	47.6%	47.2%	47.1%	47.3%	47.0%	46.2%	(1.0	p.p.)
Contract percentage (%)	52.4%	52.8%	52.9%	52.7%	53.0%	53.8%	1.0	p.p.
MBB accesses (‘000)	5,881.5	6,142.9	6,339.2	6,559.5	6,780.1	6,994.0	13.9%
MBB penetration (%)	30%	32%	33%	34%	35%	36%	4.5	p.p.
Smartphones (‘000)	4,780.3	5,059.8	5,260.5	5,491.4	5,738.0	5,957.2	17.7%
Smartphone penetration (%)	26%	28%	29%	30%	31%	33%	5.0	p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2014	2013	Reported		Organic
Revenues	1,122	1,230	(8.8)		(8.8)
Wireless Business	827	914	(9.5)		(9.5)
Mobile service revenues	707	733	(3.6)		(3.6)
Data revenues	350	354	(1.3)		(1.3)
Handset revenues	120	180	(33.2)		(33.2)
Wireline Business	293	315	(7.0)		(7.0)
FBB and new services (1)	209	226	(7.7)		(7.7)
Voice & access revenues	81	88	(7.5)		(7.5)
Other	4	2	95.0		95.0
Internal expenditure capitalized in fixed assets	17	16	11.1		11.1
Operating expenses	(898)	(959)	(6.4)		(6.4)
Supplies	(427)	(502)	(14.8)		(14.8)
Personnel expenses	(108)	(105)	2.8		2.8
Other operating expenses	(362)	(353)	2.7		2.7
Other net income (expense)	9	8	13.4		13.4
Gain (loss) on sale of fixed assets	0	0	—		—
Impairment of goodwill and other assets	0	0	—		—
Operating income before D&A (OIBDA)	251	294	(14.6)		(14.6)
OIBDA Margin	22.3%	23.9%	(1.5	p.p.)	(1.5	p.p.)
CapEx	132	146	(9.3)		(9.3)
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	119	148	(19.8)		(19.8)

Note:

-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA DEUTSCHLAND

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013				2014
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	7,444	7,691	7,497	7,520	7,572	1.7
Data traffic (TB)	8,301	8,834	9,078	10,042	10,569	27.3
ARPU (EUR)	12.5	12.7	12.9	12.5	12.1	(3.3)
Prepay	5.0	5.1	5.4	5.1	5.0	0.1
Contract (1)	19.5	19.6	19.8	19.3	18.5	(5.0)
Data ARPU (EUR)	6.1	6.2	6.2	6.2	6.0	(1.3)
% non-SMS over data revenues	63.4%	65.4%	67.6%	69.6%	72.0%	8.6	p.p.
Churn	2.4%	2.1%	2.1%	2.8%	2.4%	(0.0	p.p.)
Contract (1)	1.5%	1.3%	1.4%	2.1%	1.6%	0.1	p.p.

Notes:

-	ARPU calculated as a monthly weighted average of the quarter.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

Telefónica Brazil continued to reinforce once again its position in higher value segments, underpinned by its competitive advantage in coverage and network quality and the attractiveness of its commercial offers.

Regarding the commercial activity in the first quarter of the year, it should be highlighted the launch of “Vivo Tudo” in the prepay segment, making the Company the first operator in the country to market an integrated service bundle to expand data usage in the prepay segment. The Company also continued to rollout the 4G network, which now covers 74 cities, maintaining its leadership in this technology with a 41% market share.

In the fixed business, the Company maintained its focus on quality with the rollout of fibre to the home in São Paulo, reaching 1.5 million households passed and 236 thousand households connected. Moreover, Fixed Wireless deployment continued, already offered in 344 municipalities and representing 43% of the population of Brazil excluding São Paulo state.

In terms of accesses Telefónica managed 94.1 million in Brazil, up 3% year-on-year, despite the application of more restrictive reporting criteria for prepay customers.

Mobile business performance highlights:

•	Market share at the end of March stood at 28.7% (-0.1 percentage points year-on-year; +0.2 percentage points compared with the previous quarter). In the first quarter, the leadership in the contract segment was strengthened, capturing 65.6% of new customers in the market and raising the market share to 40.6% (+3.5 percentage points year-on-year, +0.8 percentage points compared with the previous quarter).

•	Mobile accesses stood at 78.5 million at the end of the quarter, up 3% year-on-year, with noteworthy performance of the contract segment (+28% year-on-year), which now accounts for 32% of total (+6 percentage points year-on-year).

Thanks to the focus on expanding data, smartphone accesses doubled year-on-year to 20.2 million, accounting for 28% of mobile accesses (+14 percentage points year-on-year).

•	Net additions in the first quarter stood at 1.2 million accesses, reflecting the outstanding performance in the contract segment (1.2 million accesses, +70% year-on-year) with a positive trend of both gross adds (+16% year-on-year) and churn (1.5%; -0.4 percentage points year-on-year). Net additions also reflected the improved performance in prepay (net additions of 1 thousand accesses), mainly driven by the successful launch of “Vivo Tudo”, which offset the application of more restrictive reporting criteria for customers and the migration of accesses form prepay to contract. Just two months after its launch, “Vivo Tudo” already has over 4 million active customers, enabling a 20% year-on-year increase in prepay gross additions.

•	The growth in the customer base and its higher quality resulted in a year-on-year voice traffic increase of 15%. In addition, booming smartphone penetration is reflected in the sharp growth in data traffic (+62% year-on-year).

•	ARPU decreased by 0.2% year-on-year in the first quarter as a result of the negative impact from the mobile termination rates cuts. Thus, outgoing ARPU increased by 6.2% year-on-year, mainly driven by the strong growth of volumes in data and voice.

Regarding commercial activity at the fixed business:

•	Traditional accesses once again posted positive net additions this quarter (80 thousand accesses), to reach 10.8 million (+3% year-on-year). Especially noteworthy in the quarter is the performance of the Fixed Wireless accesses, which stood at 653 thousand, posting net additions of 169 thousand accesses in the first three months of the year (166 thousand in the fourth quarter of 2013), following the momentum of the commercial offering and the expansion of the product coverage.

•	Retail broadband accesses stood at 3.9 million (+4% year-on-year), with a net loss of 4 thousand accesses in the first quarter due to seasonal factors, a higher commitment to maintenance activities and quality and the increased focus on Fixed Wireless broadband solutions. However, churn decreased by 0.2 percentage points year-on-year.

Net additions in the quarter would have increased to 40 thousand accesses if including Fixed Wireless broadband net additions. Besides, the Company remained committed to quality and fibre deployment, which now stands at 1.5 million households passed and 236 thousand accesses connected (almost doubling the number of households connected in March 2013), representing 18% of total broadband accesses (+11 percentage points year-on-year).

•	Pay TV accesses stood at 645 thousand, up 14% year-on-year after posting net additions of 5 thousand accesses in the quarter, negatively affected by OTT customers that were not being considered as part of the accesses base from the first quarter of 2014.

The Company’s financial results were also affected by the reduction of mobile termination rates on 6 April 2013 and 26 February 2014 in the mobile business (VUM; -11.84% and -25.0%, respectively) and in the fixed-mobile retail tariff (VC; -8.77% and -12.0%, respectively).

Revenues in the first quarter of 2014 amounted to 2,666 million euros, up 0.2% year-on-year, negatively impacted by the reduction of mobile termination rates and lower revenues from handset sales (reducing growth by 2.7 and 0.8 percentage points, respectively). However, these negative factors were more than offset by the solid performance of mobile service revenues and the on-going improvement in the fixed business revenue trend.

Thus, mobile revenues stood at 1,783 million euros in the first quarter of 2014, up 1.8% year-on-year.

•	Mobile service revenues totalled 1,686 million euros, up 3.3% year-on-year. Excluding the impact of mobile termination rates cuts, mobile service revenues would have grown by 6.5% year-on-year.

Data revenues remained the main growth driver of the mobile business, rising by 20.7% year-on-year, and accounting for 32% of mobile service revenues (+5 percentage points year-on-year) thanks to the sharp increase in non-SMS data revenues (+42.0% year-on-year; weighting 75% of data revenues; +11 percentage points year-on-year).

•	Handset revenues fell by 18.8% year-on-year due to lower upgrades and gross additions with handset and as a result of lower subsidy per unit.

Fixed revenues stood at 883 million euros in the first quarter and improved its year-on-year trend (-3.1% vs. -4.6% year-on-year in the fourth quarter of 2013 and -8.4% in the third quarter of 2013), despite the higher negative impact of the reduction in the fixed-mobile retail tariff (which reduced year-on-year growth in the quarter by 2.2 percentage points; 1.1 percentage points in the fourth quarter of 2013). It should be highlighted the improvement in voice and access revenues and the growth in broadband and new service revenues.

•	Broadband and new service revenues advanced 3.4% year-on-year thanks to the improvement in both broadband and pay TV.

•	Voice and access revenues declined 6.7% year-on-year and improved compared to the fourth quarter of 2013 (-9.4% year-on-year) as a result of the transformation process carried out by the Company, that allowed an improvement of commercial results of the last quarters, despite the larger impact of the reduction in the fixed-mobile retail tariff.

Operating expenses increased by 0.4% year-on-year, with growth slowing down compared to previous quarter (+3.6% year-on-year). Breakdown by components:

•	Supplies remained virtually stable (+0.2% year-on-year) as higher content costs were almost offset by the reduction in mobile termination rates and lower handset consumption associated with the decline in gross additions with handset and upgrades.

•	Personnel expenses fell by 11.8% year-on-year due to the savings stemming from the headcount restructuring programmes, which more than offset the negative impact of inflation. The year-on-year comparison was also affected by the expenses associated with the headcount restructuring and the incentivised redundancies in the first quarter of 2013 (34 million euros).

•	Other operating expenses rose by 3.6% year-on-year mainly due to higher commercial expenses partly associated with the new commercial campaign in prepay, “Vivo Tudo”, and higher network expenses.

OIBDA totalled 828 million euros, down 3.6% year-on-year. The aforementioned negative impact of regulation reduced year-on-year growth by 2.7 percentage points.

The OIBDA margin stood at 31.1% in the quarter (-1.2 percentage points year-on-year) as a result of the higher costs associated with the capture of customers and higher content costs. These expenses were partly offset by the Company’s cost control measures.

CapEx amounted to 310 million euros in January-March 2014 (+41.3% year-on-year), mainly devoted to the expansion and capacity increase of the mobile networks, both 3G and 4G, as well as the improvement of the fixed network and the rollout of the fibre network. Nevertheless, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of investment execution in both years.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Final Clients Accesses	91,345.4	91,064.4	91,335.8	91,907.9	92,730.0	94,028.1	3.3
Fixed telephony accesses (1)	10,642.7	10,550.2	10,563.5	10,624.1	10,747.8	10,828.1	2.6
Internet and data accesses	3,964.3	3,961.0	4,035.2	4,081.8	4,102.0	4,094.5	3.4
Narrowband	137.9	116.5	108.2	105.6	92.1	88.1	(24.4)
Broadband (2)	3,748.4	3,767.9	3,852.1	3,898.0	3,936.7	3,933.0	4.4
Fibre	112.4	125.1	144.6	170.9	204.1	235.8	88.5
Other (3)	78.1	76.5	74.9	78.2	73.2	73.3	(4.2)
Mobile accesses	76,137.3	75,987.5	76,199.6	76,614.3	77,240.2	78,460.8	3.3
Prepay	57,335.1	56,469.6	55,515.1	54,476.4	53,551.9	53,552.8	(5.2)
Contract	18,802.2	19,517.9	20,684.5	22,138.0	23,688.3	24,908.0	27.6
M2M	1,239.9	1,444.6	1,839.9	2,071.2	2,358.2	2,629.0	82.0
Pay TV	601.2	565.7	537.5	587.7	640.1	644.8	14.0
Wholesale Accesses	24.4	23.1	23.0	19.7	18.8	27.5	19.0

Total Accesses T. Brasil	91,369.8	91,087.5	91,358.8	91,927.6	92,748.9	94,055.6	3.3

Terra Accesses	604.7	540.4	500.9	467.7	412.5	379.3	(29.8)

TELEFÓNICA BRASIL

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Prepay percentage (%)	75.3%	74.3%	72.9%	71.1%	69.3%	68.3%	(6.1	p.p.)
Contract percentage (%)	24.7%	25.7%	27.1%	28.9%	30.7%	31.7%	6.1	p.p.
MBB accesses (‘000)	12,468.6	13,477.3	15,752.8	18,005.4	20,546.5	23,790.3	76.5%
MBB penetration (%)	16%	18%	21%	24%	27%	30%	12.6	p.p.
Smartphones (‘000)	9,291.1	10,184.8	12,340.0	14,513.3	16,976.1	20,227.6	98.6%
Smartphone penetration (%)	13%	14%	17%	20%	24%	28%	13.7	p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2014	2013	Reported		Organic
Revenues	2,666	3,263	(18.3)		0.2
Wireless Business	1,783	2,146	(16.9)		1.8
Mobile service revenues	1,686	2,000	(15.7)		3.3
Data revenues	547	556	(1.5)		20.7
Handset revenues	97	146	(33.8)		(18.8)
Wireline Business	883	1,117	(20.9)		(3.1)
FBB and new services (1)	343	406	(15.7)		3.4
Voice & access revenues	532	699	(23.8)		(6.7)
Others	9	12	(26.9)		(10.4)
Internal exp. capitalized in fixed assets	12	13	(9.6)		10.8
Operating expenses	(1,835)	(2,241)	(18.1)		0.4
Supplies	(654)	(799)	(18.2)		0.2
Personnel expenses	(216)	(300)	(28.0)		(11.8)
Other operating expenses	(965)	(1,141)	(15.4)		3.6
Other net income (expense)	(13)	(5)	n.m.		n.m.
Gain (loss) on sale of fixed assets	(4)	22	c.s.		c.s.
Impairment of goodwill and other assets	1	0	—		—
Operating income before D&A (OIBDA)	828	1,053	(21.3)		(3.6)
OIBDA Margin	31.1%	32.3%	(1.2	p.p.)	(1.2	p.p.)
CapEx	310	269	15.3		41.3
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	518	784	(33.9)		(18.9)

Note:

-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

SELECTED MOBILE BUSINESS OPERATING DATA

Unaudited figures

	2013				2014
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes) (1)	27,468	28,957	29,241	30,698	31,500	14.7
Data traffic (TB)	26,708	32,689	37,117	37,329	43,342	62.3
ARPU (EUR)	8.5	8.3	7.6	7.6	7.0	(0.2)
Prepay	4.8	4.7	4.2	4.2	3.8	(2.9)
Contract (2)	20.9	19.7	17.8	17.0	15.3	(10.3)
Data ARPU (EUR)	2.4	2.6	2.4	2.5	2.3	17.6
% non-SMS over data revenues	63.8%	65.2%	67.6%	70.8%	75.1%	11.2	p.p.
Churn	3.5%	3.8%	3.9%	4.1%	3.4%	(0.0	p.p.)
Contract (2)	1.9%	1.9%	1.6%	1.5%	1.5%	(0.4	p.p.)

Notes:

-	ARPU calculated as a monthly weighted average of the quarter.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	From the first quarter of 2013, duplicated traffic was eliminated following the integration of fixed and mobile companies.
(2)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefónica Hispanoamérica maintained a solid commercial performance in the first quarter of the year, mainly focused on the highest value segments, promoting the increase of the penetration of the contract segment in the mobile business and of the mobile and fixed broadband services, as main growth drivers.

Thus, total accesses stood at 127.6 million as of March 2014, up 5% year-on-year. The main trends in the mobile business include:

•	Mobile accesses totalled 106.6 million, up 6% year-on-year, despite registering a net loss of 619 thousand customers in the first quarter of the year impacted by the disconnection of 1.9 million inactive prepay accesses in Mexico. Thus, particularly noteworthy is the solid year-on-year growth in the contract segment (+8%), with net additions of 202 thousand accesses in the quarter. The strategic focus on capturing growth in the data business is reflected in the strong expansion of smartphones (+75% year-on-year), that totalled 23.1 million accesses and a penetration out of total mobile accesses of 22% (+9 percentage points year-on-year).

•	Total churn stood at 3.6% in the quarter (+0.4 percentage points year-on-year) reflecting the disconnection of inactive accesses in Mexico mentioned above; meanwhile, contract churn stood at 1.5%, virtually stable year-on-year (+0.1 percentage points).

•	Voice traffic posted a positive performance in the first quarter of 2014, with year-on-year growth accelerating to 26% (+15% year-on-year in the fourth quarter of 2013). Likewise, booming mobile data consumption is leading to the strong data traffic growth (+73% year-on-year).

•	Thus, the gradual improvement of the customer mix fostered ARPU performance (+7.7% year-on-year) thanks to the outgoing ARPU trend (+9.6% year-on-year).

Highlights in the fixed business include:

•	Traditional business accesses totalled 13.6 million, stable year-on-year, despite a net loss of 218 thousand accesses in the quarter, partly resulting from the disconnection of inactive accesses in the Fixed Wireless technology in Mexico.

•	Broadband accesses stood at 5.1 million, up 7% year-on-year, following net additions of 60 thousand accesses in the first quarter of the year. Thus, the penetration of fixed broadband accesses over traditional business accesses continued gradually increasing to reach 38% (+3 percentage points year-on-year).

•	Pay TV accesses totalled 2.2 million, up 16% year-on-year with net additions of 58 thousand accesses in the quarter, reaching a penetration of 16% out of total traditional business accesses (+2 percentage points year-on-year).

Revenues totalled 3,436 million euros in the first quarter of 2014, up 14.8% year-on-year in organic terms. Excluding the negative impact of the regulation, revenues would have grown by 16.1% year-on-year, with increased contributions of Mexico, Chile and Colombia standing out.

In reported terms, revenues were down 12.9% due to the negative impact of exchange rate fluctuations in the region, particularly in Venezuela, following the application of the new exchange rate under the SICAD I auction system in this quarter.

Revenue trend reflected the robust organic performance of both the mobile service revenues (+17.5% in the quarter) and the fixed business revenues (+8.9% in the quarter).

Mobile data revenues and fixed broadband and new service revenues are consolidated as the main growth drivers. Mobile data revenues increased by 20.9% year-on-year, now accounting for 34% of mobile service revenues (+1 percentage point year-on-year) boosted by non-SMS data revenues (+42.9% year-on-year), which in turn now represents 70% of data revenues (+11 percentage points year-on-year). Moreover, broadband and new service revenues were up 17.4% year-on-year in the quarter, accounting now for the 58% of fixed business revenues (+5 percentage points year-on-year).

Operating expenses amounted to 2,400 million euros in the first three months of the year, up 14.6% in organic terms:

•	Supplies increased by 12.7% year-on-year in organic terms reflecting, on one hand, higher handset costs associated with the higher volume of gross additions in the quarter and, on the other hand, lower costs resulting from mobile termination rates cuts in Chile, Mexico, Colombia and Peru.

•	Personnel expenses were up 18.1% year-on-year reflecting the widespread increase in prices in some countries of the region, partially offset by efficiency efforts, as demonstrated by lower personnel expenses in Peru and Chile.

•	Other operating expenses were up 15.1% mainly due to higher network costs from increased data traffic and commercial costs focused on the recent launch of 4G services in Chile, Colombia and Peru.

OIBDA stood at 1,075 million euros in the first quarter, maintaining a solid growth in organic terms (+15.0% year-on-year). OIBDA in reported terms was down by 14.3% mainly due to the negative impact of exchange rate fluctuations previously mentioned.

The OIBDA margin was 31.3%, a slight year-on-year improvement in organic terms (+0.1 percentage points), with noteworthy increases of the margin in Colombia, Peru and Argentina.

CapEx stood at 605 million euros, up 67.9% year-on-year in organic terms excluding 187 million euros of spectrum investment in the first quarter of 2014 (108 million in Colombia and 79 million in Panama) and 24 million euros in Uruguay in the first quarter of 2013. Investment was mainly focused on the rollout of the network to support the explosion in mobile data, with increased 3G capacity and 4G coverage, rollout of fixed broadband and increased commercial activity in the business segment. However, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Argentina

(year-on-year changes in organic terms)

During the first quarter of 2014, Telefónica Argentina strengthened its portfolio of services, focusing on expanding data services in both mobile and fixed businesses, and on maintaining its commitment to innovative services.

On the other hand, results in the quarter were affected by the regulatory change that took place on 17 February, requiring to bill mobile calls per second after completion of first minute.

The Company managed 26.3 million accesses, up 6% year-on-year.

Operating highlights in the mobile business included:

•	Mobile accesses stood at 19.6 million, up 8% year-on-year, growing in both prepay (+10%), and contract (+4%).

•	The Company posted a net loss of 313 thousand accesses as a result of the rise in churn, to 3.2% (+1.0 percentage points year-on-year), mainly attributable to the increase in low-value prepay customer disconnections and the decrease in gross additions as a consequence of worsening consumption levels in the economy. However, contract churn remained as an industry benchmark (1.1%).

•	The focus on capturing mobile data customers continued with campaigns both in contract, re-launching multimedia plans through “ Plan libre” offer that bundle voice, data and SMS, and prepay, through the “Internet por un día” momentum. Thus, smartphones grew by 85% year-on-year and now account for 30% of accesses (+12 percentage points year-on-year).

•	Voice traffic posted an increase of 5% year-on-year thanks to the growth in accesses. Besides, data traffic grew by 63% in the quarter, underpinned by the sharp growth in the smartphone base.

•	ARPU advanced 8.7% year-on-year boosted by higher smartphone penetration, allowing data ARPU to increase by 13.9% year-on-year.

Commercial activity in the fixed business was affected by the decline in consumption levels in the country. By business, the highlights are as follows:

•	Traditional accesses stood at 4.8 million (+1% year-on-year) after a net loss of 21 thousand customers in the quarter, while churn remained in very low levels (0.8%).

•	Retail broadband accesses totalled 1.8 million, up 4% year-on-year, with a net loss of 1 thousand customers in the quarter, while churn remained at a benchmark level (1.4%).

Revenues amounted to 716 million euros in the first quarter of 2014, up 22.9% year-on-year, maintaining a solid performance in both the fixed and mobile businesses.

Mobile revenues totalled 467 million euros in the first quarter of 2014, up 21.6% year-on-year.

•	Mobile service revenues increased by 18.7% compared to January-March 2013 leveraged on the higher average consumption per customer and the increase in accesses (mainly with attached data plans) and despite the negative impact from the billing per second after completing the first minute (which reduces year-on-year growth by -2.3 percentage points).

Data revenues increased by 25.3% year-on-year and now account for 50% of service revenues (+3 percentage points year-on-year). This performance was underpinned by the growth in non-SMS data revenues, which advanced by 59% year-on-year and now account for 58% of mobile data (+12 percentage points year-on-year).

Fixed revenues totalled 249 million euros, up 25.5% year-on-year.

•	Voice and access revenues grew by 8.4% year-on-year as a result of access and ARPU growth.

•	Broadband and new service revenues increased by 41.6% year-on-year and now account for 52% of fixed revenues (+6 percentage points year-on-year).

Operating expenses rose by 22.2% year-on-year to 533 million euros, mainly affected by the widespread increase in prices which has a greater impact on personnel and subcontract expenses.

It should be highlighted that operating expenses growth slowed once again this quarter despite inflationary pressure, thanks to the efficiency measures adopted by the Company and the decrease in commercial expenses resulting from the decline in activity levels.

OIBDA amounted to 187 million euros, up 26.5% year-on-year. Thus, the OIBDA margin stood at 25.6% in the quarter, up 1.5 percentage points year-on-year, on the back of cost containment efforts and lower commercial expenses that offset higher costs following the high inflation rate.

CapEx amounted to 114 million euros in the first three months of the year (+107.2% year-on-year) and remained focused on the rollout and expansion of fixed and mobile networks. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Telefónica Chile

(year-on-year changes in organic terms)

In the first quarter of 2014, Telefónica Chile continued posting a solid improvement both in commercial and financial terms, strengthening its market position thanks to its integrated and differential offer and its network quality.

Thus, with the goal of continuing to expand the country’s telecommunications services, on 3 March 2014 the Company was awarded with one of the three blocks of spectrum auctioned in the 700 MHz band (2x10 MHz) for the provision of LTE services for an amount of approximately 5 million euros. It should be noted that the Company launched 4G services in the 2.5 MHz band last November.

It is worth highlighting that results in the first quarter were significantly affected by the reduction of mobile termination rates (-73%) and in the fixed-mobile retail tariff (-49%), which were effective from 25 January 2014.

Telefónica managed a total of 13.6 million accesses in Chile with a year-on-year increase of 2%.

Operating performance highlights in the mobile business were as follows:

•	Mobile accesses stood at 10.4 million, up 2% year-on-year, after posting a net loss of 66 thousand accesses in the quarter as a consequence of the weakening performance of the prepay segment due to the disconnection of low value customers impacting on churn trend (3.3%, +1.0 percentage points year-on-year). However, particularly noteworthy is the positive performance of the contract segment, posting 47 thousand new accesses, with a strong rise in gross additions (+42% year-on-year) and positive churn performance (1.7%; -0.2 percentage points year-on-year). Mobile portability in contract showed also a good performance, posting a positive balance for the third quarter in a row.

•	The Company’s focus on capturing customers with data attached rates has resulted into smartphones base growth of 122% year-on-year, so that they now account for 25% of mobile accesses (+14 percentage points compared with March 2013).

•	Voice traffic fell by 8% year-on-year as a result of the high level of promotions carried out in the first quarter of 2013. Data traffic rose by 85% year-on-year thanks to the sharp increase in smartphone penetration.

•	ARPU decreased by 4.8% compared with the first quarter of 2013, negatively impacted by the drop in incoming revenues linked to the sharp reduction in mobile termination rates. However, it should be highlighted that outgoing ARPU advanced by 5.7% year-on-year thanks to the Company focus on capturing high-value customers.

Regarding commercial activity in the fixed business, highlights were:

•	Traditional accesses stood at 1.6 million (-5% year-on-year), following a net loss of 23 thousand accesses in the quarter.

•	Retail broadband accesses amounted to 977 thousand (+5% year-on-year) with net additions of 7 thousand customers in the quarter thanks to the good performance of gross additions (+5% year-on-year) as well as churn contention (-0.1 percentage points to 2.5%).

•	Pay TV accesses stood at 527 thousand, up 19% year-on-year, with net additions of 24 thousand accesses in the quarter, the highest in the last two years. This improvement is the result of the improved quality of the offer including high-definition broadcast and the wide variety of applications and interactive services offered by the Company.

Revenues totalled 525 million euros, up 1.4% year-on-year, despite the regulatory impact abovementioned. Excluding this effect, revenues would have increased by 7.2% in the quarter, posting strong growth acceleration compared with year-on-year growth in the fourth quarter of 2013 (+1.5%).

Mobile revenues increased by 1.6% year-on-year to 319 million euros.

•	Mobile service revenues advanced by 1.8% year-on-year thanks to the Company focus on capturing high value customers and despite the tough competitive backdrop and the impact of the reduction in mobile termination rates. Excluding the impact of mobile termination rate cuts, revenues would have risen by 9.0% year-on-year, with a strong growth acceleration compared with the fourth quarter of 2013 (+5.8% year-on-year).

Data revenues increased by 26.5% year-on-year and now account for 25% of service revenues, boosted by the 38.5% increase in non-SMS revenues (89% of data revenues, +8 percentage points year-on-year), as a consequence of the strong growth in smartphones.

•	Handset revenues decreased by 0.2% year-on-year as a result of lower gross additions with handset sales in the prepay segment and higher subsidy levels for contract gross additions.

Fixed revenues reached 205 million euros, up 1.0% year-on-year. Excluding the regulation impact, revenues would have increased by 4.6% year-on-year.

•	Broadband and new service revenues rose by 13.8% year-on-year, highlighting broadband revenue growth and improved TV revenues, posting growth accelerating compared with previous quarters (growth of both accesses and ARPU). Thus, broadband and new service revenues accounted for 61% of fixed revenues (+7 percentage points year-on-year).

•	Voice and access revenues decreased by 13.8% year-on-year as a result of access loss in a more mature market environment.

Operating expenses increased by 2.9% year-on-year due to higher commercial expenses (higher commercial activity and higher subsidy per customer) and the increase in network expenses (rollout of the mobile network), offsetting lower supplies from the reduction in termination rates.

Thus, OIBDA totalled 167 million euros, virtually stable year-on-year (-0.4%) despite the negative impact of regulation and higher commercial expenses mainly associated with the capture of contract customers. Excluding regulatory impacts, OIBDA would have grown by 3.5% year-on-year. OIBDA margin stood at 31.8%, down 0.5 percentage points year-on-year.

CapEx stood at 91 million euros, up 40.9% year-on-year, mainly devoted to develop and improve the quality of fixed and mobile 3G and 4G networks.

Telefónica Perú

(year-on-year changes in organic terms)

Telefónica Perú further strengthened its competitive positioning in the first quarter of 2014. In the mobile business, with the great commercial success of its new “Planes Vuela”, mainly aimed at expanding data services with the competitive advantage of being the only operator offering 4G services. In the fixed business, by fostering a steady increase in bundled services, improving service quality through increasing the speed of fixed broadband and migrating pay TV customers to bundles with high-definition channels.

Thus, the Company managed 21.1 million accesses, up 4% compared to March 2013.

Mobile business performance highlights:

•	Mobile accesses stood at 16.0 million (+6% year-on-year), driven by growth in contract accesses (+21% year-on-year) which represented 29% of total mobile accesses (+4 percentage points year-on-year). Smartphones were the key growth driver, almost doubling year-on-year, and with a penetration rate of 13% (+5 percentage points year-on-year) offering strong scope for future growth.

•	Net additions in the quarter totalled 251 thousand accesses thanks to both contract (132 thousand accesses) and prepay net additions, which were positive again (119 thousand accesses) though their year-on-year performance is still affected by the application of more restrictive reporting criteria for customers throughout 2013.

•	Voice traffic grew by 39% year-on-year in the first quarter, registering the Company’s largest quarterly traffic volume, reflecting better quality of the customer base and network capacity. Data traffic increased by 89% as a result of the sharp increase in the smartphone base and higher consumption per customer.

•	As a result, the performance of ARPU reflected one more quarter the higher quality of the customer base, registering a year-on-year growth of 2.1% despite the impact of the termination rates cut applied in October 2013. Thus, outgoing ARPU grew by 6.5% year-on-year in the first quarter.

Regarding commercial activity in the fixed business:

•	Traditional accesses at the end of March 2014 totalled 2.7 million (-5% year-on-year), following a net loss of 76 thousand accesses in the quarter mainly related to a higher loss of customers under the Fixed Wireless technology and despite an improvement in the performance of copper lines underpinned by the expansion of bundled services.

•	Retail broadband accesses reached 1.4 million customers (+7% year-on-year), following net additions of 21 thousand accesses in the quarter in a highly competitive environment. Particularly noteworthy was the increase in the average speed for customers, reaching 56% the customer base with speeds of at least 4 MB (30% in March 2013).

•	Pay TV accesses stood at 886 thousand, down 2% year-on-year due to a net loss of 11 thousand accesses following the application of more restrictive activation criteria for new customers and as a result of the focused marketing on more profitable products.

Revenues in January-March totalled 588 million euros (+7.2% year-on-year) leveraged on accelerated growth in mobile, fixed broadband and new service revenues. This performance was adversely impacted by the regulatory changes introduced in October 2013 (+8.4% year-on-year excluding these impacts).

Mobile revenues amounted to 331 million euros in the first quarter of the year, up 12.6% year-on-year.

•	Mobile service revenues rose by 13.8% in the first three months of 2014 (+13.3% in the fourth quarter; +12.5% in the third quarter) despite the negative impact of the abovementioned regulatory changes (+15.3% year-on-year excluding these effects).

Data revenues grew by 26.8% year-on-year in the first quarter of the year and continued to offer clear scope for further growth as they still account for a limited percentage of service revenues (25%; +3 percentage points year-on-year). Smartphones boosted non-SMS data revenues (+54.5% year-on-year in the quarter) already accounting for 85% of mobile data revenues (+15 percentage points year-on-year).

Fixed revenues stood at 258 million euros in the first quarter of 2014, up 1.0% year-on-year:

•	Broadband and new service revenues advanced by 5.4% year-on-year in the first quarter of 2014, mainly underpinned by the solid performance of broadband revenues and now account for 64% of fixed revenues.

•	Voice and access revenues decreased by 5.1% compared to January-March 2013 and were still affected by the regulatory changes (-2.0% excluding this factor).

Operating expenses stood at 379 million euros in the first quarter of 2014, up 4.8% year-on-year, significantly lower than the growth rate for revenues, This is mainly due to the lower personnel expenses (mainly attributable to lower labour contingencies) and lower bad debt provisions thanks to improved bad debt management.

As a result, OIBDA totalled 218 million euros in the first quarter of 2014 (+10.1% year-on-year) and OIBDA margin stood at 37.0%, up 1.0 percentage point compared to the same period of 2013 thanks to a strong revenue performance and the abovementioned lower expenses.

CapEx amounted 50 million euros in the first three months of the year, up 20.4% year-on-year, and was mainly devoted to the rollout of both, the fixed and mobile broadband networks and the development of new services. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Telefónica Colombia

(year-on-year changes in organic terms)

In the first quarter of 2014 Telefónica Colombia delivered a robust financial and commercial performance underpinned by the innovation of services and the steady improvement of the network quality. It should be noted the particular focus on extending the capacity and coverage of 4G services, which are already available in 8 cities in the country at the end of the quarter.

Also noteworthy was the renewal on 27 March of the licence for the use of radio-electric spectrum in the 1900 MHz and 800 MHz bands for the next 10 years at a cost of 108 million euros.

Telefónica Colombia managed 15.1 million accesses at the end of March 2014 (+8% year-on-year).

Operating performance highlights in the mobile business were:

•	Mobile accesses stood at 12.4 million at the end of March 2014, up 8% year-on-year, boosted by the strong performance of both segments, prepay (+8% year-on-year) and contract (+8% year-on-year), that accounted for 27% of the mobile customer base. Smartphones, with 2.8 million accesses, were the main driver of this growth, more than doubling year-on-year and reaching a penetration of 24% (+14 percentage points year-on-year).

•	Net additions were positive for the second consecutive quarter (288 thousand accesses) mainly driven by the recovery in the prepay segment growth (287 thousand accesses) following the introduction of plans that encourage top-ups and after the negative impact related to the disconnection of low-value customers, which affected the first quarters of 2013, is easing.

•	Voice traffic growth accelerated in the first quarter (+28% year-on-year), boosted by the growth of the prepay segment and the marked improvement of the customer base quality, with a sharp increase in traffic per customer. Also, the innovation of services focused on extending data services was reflected in the strong increase in data traffic (+30% year-on-year).

•	As a result, ARPU grew by 2.5% year-on-year in the first quarter of 2014 despite being impacted by the mobile termination rates cut.

Business highlights in the fixed business:

•	Traditional fixed accesses evolution continued supported by the service-bundling strategy and totalled 1.5 million customers at the end of March 2014 (+2% year-on-year) following net additions of 13 thousand accesses in the quarter.

•	Retail broadband accesses stood at 887 thousand (+18% year-on-year), with net additions of 33 thousand accesses in a highly competitive environment.

•	Pay TV accesses stood at 364 thousand at the end of March, with year-on-year growth accelerating for the sixth consecutive quarter to 22%, mainly thanks to the strong uptake of the stand-alone service that allows to register net additions in the quarter of 16 thousand accesses.

Revenues in the quarter amounted to 403 million euros, with growth accelerating for the fourth consecutive quarter to 9.8% year-on-year (+8.5% in the fourth quarter of 2013; +6.5% in the third quarter; +2.6% in the second quarter); driven by the strong performance of the mobile and fixed businesses and despite the impact of the reduction in mobile termination rates. Excluding this effect, revenues would have grown by 11.0% year-on-year.

Mobile business revenues rose sharply (+14.1% higher compared to January-March 2013) to 254 million euros, the highest year-on-year growth rate since 2010.

•	Mobile service revenues advanced by 11.8% year-on-year, consolidating the growth trend of the last four quarters, following the quality improvement of the customer base. Excluding the reduction in mobile termination rates, year-on-year growth stood at 13.6%.

Data revenues rose by 14.0% year-on-year in the first quarter, underlining the clear growth opportunity as they accounted for 25% of mobile service revenues and non-SMS represented 94% of data revenues (+3 percentage points year-on-year). The latter posted year-on-year growth of 17.4% (+11.5% in the fourth quarter of 2013).

Fixed revenues totalled 148 million euros in the first quarter (+3.2% year-on-year).

•	Broadband and new service revenues, now accounting for 56% of fixed revenues (+2 percentage points year-on-year), advanced 7.9% year-on-year in the first quarter leveraged on the good performance of broadband and pay TV revenues.

•	Voice and access revenues fell by 2.2% year-on-year in the first three months of the year as a consequence of fixed to mobile substitution, higher IP traffic and the reduction in termination rates (the year-on-year decline stood at 1.3% excluding the latter effect).

Operating expenses increased by 8.5% year-on-year compared to January-March 2013 due to the higher commercial activity and higher expenses associated with quality improvement.

Thus, OIBDA totalled 139 million euros (+12.9% year-on-year) with an OIBDA margin of 34.6% (+0.9 percentage points year-on-year), mainly owing to the acceleration of revenue growth and the benefits stemming from the integration of the mobile and fixed businesses.

CapEx in the first quarter stood at 178 million euros, up 150.0% year-on-year in organic terms (excluding 108 million euros associated with the renewal of spectrum abovementioned), with investment mainly focused on improving fixed broadband service quality and on rolling out and increasing the capacity of 3G and 4G networks in the mobile business. It should be noted that the year-on-year growth in the quarter cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica México

(year-on-year changes in organic terms)

Telefónica continued consolidating its positioning in Mexico in the first quarter of 2014 through the improvement and simplification of its commercial offering and the improvement in network capacity and coverage, having been named as the highest quality network in the country for the last 7 quarters.

Meanwhile, the reform of the Telecommunications Law continues advancing with important milestones developed during the quarter. Thus, the regulator (IFT) has defined which operators are preponderant in the market and has promoted a number of measures to be applied to incentivise the development of the sector and the competitive environment. Among the announced measures to be executed, particularly noteworthy is the asymmetric mobile termination rates between the preponderant operator and other competitors, with an asymmetry of 34% implemented from 6 April 2014. In parallel, the secondary law of the Telecommunications reform advanced in the detail of setting out further measures that are awaiting approval by the Senate.

Telefónica continues advancing in optimising the performance of its network, as demonstrated by its agreements with mobile virtual network operators, such as Coppel, Virgin, MAZ Tiempo and the agreement with Ekofon reached in the quarter. It should be recalled that an agreement was signed with NII Holdings in January to provide nationwide voice and data coverage for Nextel through Telefónica’s 3G mobile network.

Highlights of the business operating performance included:

•	Accesses totalled 20.8 million in March 2014 (+2% year-on-year), with a net loss of 1.1 million accesses in the first quarter, due to the disconnection of 1.9 million inactive accesses in the prepay segment and in Fixed Wireless.

•	Mobile accesses stood at 19.3 million, stable year-on-year, with a net loss of 1.0 million accesses following the disconnection of the 1.9 million inactive prepay accesses mentioned previously. Excluding this effect, a significant commercial improvement has been consolidated during the quarter, with a gross additions volume far exceeding that in the same period in 2013 (+42%). This was due to the commercial success of the new “Prepago Doble” plan, launched in the fourth quarter of 2013. Moreover, mobile portability reflected this improvement in competitive positioning, showing an increasingly positive trend (131 thousand accesses in the quarter; 98 thousand in the fourth quarter of 2013). Churn stood at 2.5% in the quarter (-0.4 percentage points year-on-year) excluding the effect of the above mentioned disconnections.

•	Smartphones with an associated data plan posted a strong year-on-year growth of 71%, reaching a penetration of 18% (+7 percentage points year-on-year), reinforcing their position as the main growth driver of mobile accesses.

•	Voice traffic showed a sharp acceleration in the quarter (+52% year-on-year; +38% in the fourth quarter of 2013) reaching the highest level ever recorded in a quarter thanks mainly to the good uptake of the aforementioned new commercial offer. In addition, data traffic also increased significantly in the quarter multiplying by more than 4 times compared to January-March 2013.

•	ARPU fell 3.9% year-on-year, affected by the repositioning of customers to the tariff plans launched last year, SMS cannibalisation and the impact of lower mobile voice termination rates from January 2014.

•	Fixed accesses through Fixed Wireless technology totalled 1.5 million (+20% year-on-year), with a quarterly net loss of 54 thousand accesses, affected by the disconnection of 45 thousand accesses mentioned above.

Revenues in the first quarter of 2014 stood at 390 million euros, significantly accelerating year-on-year growth to reach 9.3% (+0.3 in the fourth quarter of 2013), the highest year-on-year growth recorded since the second quarter of 2010.

Mobile service revenues increased by 6.4% year-on-year, due to an improvement in outgoing service revenues driven by the larger active customer base and the higher consumption per customer, with strong increases both in voice and data traffic. Excluding the negative impact of the reduction in termination rates, mobile service revenues would have showed an increase of 7.0% year-on-year in the quarter.

Data revenues accounted for 25% of mobile service revenues, falling 15.0% year-on-year due to the reduced volume of SMS resulting from the restructuring of tariff plans, partially offset by the increase in non-SMS data revenues in the quarter, which advanced by 4.2% year-on-year and now represent 65% of data revenues (+12 percentage points year-on-year).

Operating expenses increased by 11.9% year-on-year, due to higher commercial expenses resulting from the higher volume of gross additions, and to the increase in supplies on higher interconnection costs. Also noteworthy were the efficiencies achieved in network, systems and remaining non-commercial costs.

OIBDA totalled 60 million euros in the first quarter of 2014 (-2.1% year-on-year) with an OIBDA margin of 15.3% (-1.8 percentage points year-on-year) on the back of the commercial acceleration recorded in the quarter.

CapEx amounted to 39 million euros in January-March 2014 (more than double year-on-year) aimed primarily at increasing resources to improve network quality as well as the distribution channel. It should be noted that year-on-year figures cannot be extrapolated to the full year, given the different levels of investment execution in both years.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

During the first quarter of the year, Telefónica continued to focus on improving the quality of service and network coverage, fulfilling the Company’s commitment to offering the best services to its customers.

It is noteworthy that the financial results in Venezuela have been affected by the application of the exchange rate under the SICAD I auction system, which came into effect on 24 January, and which was set at 10.7 bolivars per US dollar in the last transaction of the quarter.

Meanwhile, in Panama on 27 March, a new spectrum concession agreement was signed, including permission to use 25 MHz in the 850 MHz band, 20 MHz in the 1900 MHz band and 20 MHz in the 700 MHz band, for a period of 20 years and an amount of 79 million euros.

Highlights of the operating performance in Venezuela and Central America are as follows:

•	Telefónica managed 23.6 million accesses in March 2014 (+10% year-on-year), reaching 11.4 million (-1% year-on-year) in Venezuela and 12.2 million in Central America (+22% year-on-year).

•	Mobile accesses totalled 21.8 million, up 10% year-on-year. The contract customer base increased by 12%, with net additions of 34 thousand accesses in the quarter. In Venezuela, mobile accesses were 10.3 million, down 2% year-on-year, while contract accesses increased by 20% year-on-year. In Central America mobile accesses were 11.5 million (+24% year-on-year).

•	Smartphones were the main driver of this growth, increasing by 46% year-on-year and reaching a penetration of 28% (+7 percentage points year-on-year), with noteworthy penetration in Venezuela at 44% (+9 percentage points year-on-year), the highest in the region.

•	Churn in the first quarter was 2.6% (-0.7 percentage points year-on-year) while contract churn stood at 1.1% (stable year-on-year).

•	Voice traffic increased by 24% year-on-year in the quarter (Venezuela +18% and Central America +33%). The strong exposure of smartphones was also reflected in an explosion in data traffic, which grew by 61% year-on-year in the quarter (+45% in Venezuela; +118% in Central America).

•	Pay TV accesses in Venezuela continued their positive trend of previous quarters, with a quarterly net addition of 30 thousand accesses to reach 415 thousand accesses at the end of March 2014 (+75% year-on-year).

Revenues in the first quarter of 2014 totalled 645 million euros, with 30.7% year-on-year growth. In Venezuela revenues reached 472 million euros following a 37.0% year-on-year increase (+45.5% in the fourth quarter of 2013), with a growth deceleration in the quarter related to lower revenue from handset sales (-34.0% year-on-year). In Central America revenues increased by 8.7% year-on-year.

Mobile service revenues increased by 36.9% year-on-year, mainly due to the expansion of data services and the increase in traffic mentioned previously. Mobile service revenues increased by 44.8% year-on-year in Venezuela and by 9.7% in Central America.

Data revenues accounted for 34% of mobile service revenues, and increased 34.0% year-on-year in the quarter. This performance is explained by the strong growth in non-SMS data revenues (+58.4% in the quarter), which now account for 70% of data revenues (+11 percentage points year-on-year).

Operating expenses increased by 31.4% year-on-year compared to the first quarter of 2013, mainly due to higher commercial expenses, and the widespread price increase and higher expenses paid in US dollars for services and equipment purchases, which were negatively impacted by the exchange rate adjustment in Venezuela. These costs were partially offset by the generation of efficiencies in certain areas, where significant savings were achieved.

OIBDA totalled 239 million euros in the first quarter of 2014 (+28.4% year-on-year) and the OIBDA margin was 37.0% (-0.7 percentage points year-on-year).

CapEx amounted to 124 million euros in the quarter (+13.5% year-on-year, excluding 79 million euros for spectrum investment in Panama in the first quarter of 2014), mainly due to investment in rolling out and developing capacity and 3G network coverage, as well as investments for conditioning and expanding the network.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Final Clients Accesses	120,562.6	121,318.7	123,609.4	125,990.1	128,316.6	127,595.0	5.2
Fixed telephony accesses (1) (2)	13,510.7	13,561.0	13,729.6	13,758.7	13,778.5	13,561.0	(0.0)
Internet and data accesses	4,768.2	4,876.2	4,998.6	5,106.0	5,137.7	5,194.5	6.5
Narrowband	71.2	69.5	62.6	61.0	33.4	31.2	(55.1)
Broadband (3)	4,667.0	4,777.3	4,906.7	5,015.6	5,074.9	5,134.5	7.5
Other (4)	30.0	29.3	29.4	29.4	29.4	28.8	(2.0)
Mobile accesses	100,458.2	100,994.9	102,912.8	105,070.4	107,266.9	106,647.6	5.6
Prepay (5)	79,806.4	79,801.2	81,080.9	82,734.1	84,524.1	83,703.0	4.9
Contract	20,651.8	21,193.7	21,831.9	22,336.3	22,742.7	22,944.6	8.3
M2M	1,508.9	1,565.5	1,622.8	1,693.9	1,791.4	1,873.3	19.7
Pay TV	1,825.7	1,886.6	1,968.4	2,055.1	2,133.5	2,192.0	16.2
Wholesale Accesses	22.7	22.3	23.2	22.4	22.7	21.8	(2.3)

Total Accesses T. HispAm	120,585.3	121,341.0	123,632.6	126,012.5	128,339.3	127,616.8	5.2

TELEFÓNICA HISPANOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
Prepay percentage (%)	79.4%	79.0%	78.8%	78.7%	78.8%	78.5%	(0.5	p.p.)
Contract percentage (%)	20.6%	21.0%	21.2%	21.3%	21.2%	21.5%	0.5	p.p.
MBB accesses (‘000)	14,810.6	15,450.9	20,195.1	21,284.0	23,078.5	24,813.7	60.6%
MBB penetration (%)	15%	15%	20%	20%	22%	23%	8.0	p.p.
Smartphones (‘000)	12,479.8	13,169.4	17,965.0	19,194.4	21,170.8	23,057.9	75.1%
Smartphone penetration (%)	13%	14%	18%	19%	20%	22%	8.8	p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2014	2013	Reported		Organic
Revenues	3,436	3,944	(12.9)		14.8
Internal exp. capitalized in fixed assets	24	26	(9.3)		6.5
Operating expenses	(2,400)	(2,730)	(12.1)		14.6
Supplies	(1,006)	(1,144)	(12.0)		12.7
Personnel expenses	(374)	(431)	(13.2)		18.1
Other operating expenses	(1,019)	(1,154)	(11.7)		15.1
Other net income (expense)	16	16	(3.7)		2.3
Gain (loss) on sale of fixed assets	(1)	(2)	(67.4)		(62.5)
Impairment of goodwill and other assets	0	0	—		—
Operating income before D&A (OIBDA)	1,075	1,254	(14.3)		15.0
OIBDA Margin	31.3%	31.8%	(0.5	p.p.)	0.1	p.p.
CapEx	605	357	69.6		67.9
Spectrum	187	24	n.m.		n.m.
OpCF (OIBDA-CapEx)	470	897	(47.6)		(3.9)

Note:

-	OIBDA and OI before management and brand fees.
-	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
ARGENTINA
Final Clients Accesses	24,121.9	24,781.4	25,706.4	26,985.6	26,636.7	26,300.0	6.1
Fixed telephony accesses (1)	4,762.4	4,765.0	4,786.7	4,819.3	4,833.5	4,812.7	1.0
Fixed wireless	234.6	255.4	283.3	315.6	342.7	342.8	34.3
Internet and data accesses	1,755.5	1,772.0	1,806.1	1,835.2	1,848.5	1,845.4	4.1
Narrowband	19.3	16.0	17.4	16.4	12.9	11.2	(30.2)
Broadband (2)	1,736.3	1,755.9	1,788.6	1,818.8	1,835.5	1,834.2	4.5
Mobile accesses	17,604.0	18,244.4	19,113.6	20,331.0	19,954.7	19,641.9	7.7
Prepay	11,000.0	11,502.3	12,268.2	13,389.8	12,916.6	12,649.6	10.0
Contract	6,604.0	6,742.1	6,845.5	6,941.3	7,038.1	6,992.3	3.7
M2M	360.1	376.5	389.4	406.2	427.4	452.6	20.2
Wholesale Accesses	14.1	13.8	14.7	13.9	14.0	14.0	1.6

Total Accesses	24,136.0	24,795.2	25,721.1	26,999.4	26,650.7	26,314.0	6.1

CHILE
Final Clients Accesses	13,142.1	13,330.8	13,497.8	13,447.4	13,625.2	13,566.9	1.8
Fixed telephony accesses (1)	1,737.9	1,715.0	1,696.2	1,674.5	1,654.2	1,631.0	(4.9)
Internet and data accesses	940.1	945.0	960.0	972.5	977.5	984.5	4.2
Narrowband	5.5	10.2	5.3	5.2	5.2	5.1	(49.6)
Broadband (2)	932.0	932.3	952.2	964.9	969.9	977.0	4.8
Other (3)	2.5	2.5	2.5	2.4	2.4	2.4	(5.8)
Mobile accesses	10,040.1	10,229.0	10,377.1	10,319.8	10,490.3	10,424.3	1.9
Prepay	7,385.0	7,624.9	7,722.9	7,656.1	7,806.5	7,693.6	0.9
Contract	2,655.1	2,604.1	2,654.2	2,663.8	2,683.8	2,730.7	4.9
M2M	223.5	238.8	253.0	263.2	281.6	306.5	28.3
Pay TV	424.0	441.8	464.5	480.5	503.2	527.1	19.3
Wholesale Accesses	4.9	4.8	4.8	4.8	5.0	5.4	12.5

Total Accesses	13,147.0	13,335.6	13,502.6	13,452.2	13,630.2	13,572.3	1.8

PERU
Final Clients Accesses	20,299.5	20,268.0	20,548.6	20,896.9	20,897.6	21,081.6	4.0
Fixed telephony accesses (1)	2,883.4	2,874.0	2,872.6	2,844.2	2,801.5	2,725.7	(5.2)
Fixed wireless	580.3	346.4	339.4	328.8	313.5	251.4	(27.4)
Internet and data accesses	1,317.6	1,359.8	1,397.4	1,425.5	1,437.1	1,457.2	7.2
Narrowband	8.2	5.5	5.5	5.4	5.0	4.9	(11.6)
Broadband (2)	1,288.3	1,333.7	1,371.3	1,399.2	1,411.1	1,431.8	7.4
Other (3)	21.0	20.5	20.7	20.8	21.0	20.5	0.0
Mobile accesses	15,196.9	15,126.4	15,366.1	15,722.4	15,762.0	16,012.9	5.9
Prepay	11,555.3	11,303.9	11,310.7	11,385.5	11,258.7	11,377.8	0.7
Contract	3,641.6	3,822.5	4,055.4	4,336.8	4,503.3	4,635.2	21.3
M2M	74.7	74.5	74.8	80.5	82.6	82.8	11.2
Pay TV	901.6	907.8	912.5	904.8	897.1	885.7	(2.4)
Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	0.4	8.9

Total Accesses	20,299.9	20,268.4	20,549.0	20,897.2	20,898.0	21,082.1	4.0

COLOMBIA
Final Clients Accesses	14,122.8	14,001.6	14,227.4	14,247.6	14,778.7	15,128.7	8.0
Fixed telephony accesses (1)	1,420.4	1,427.5	1,435.0	1,445.8	1,447.1	1,459.9	2.3
Internet and data accesses	714.0	758.8	798.0	836.2	862.2	895.1	18.0
Narrowband	8.5	8.4	8.5	8.5	8.5	8.5	0.5
Broadband (2)	705.4	750.4	789.5	827.7	853.7	886.7	18.2
Mobile accesses	11,703.6	11,516.3	11,680.1	11,633.5	12,121.7	12,409.8	7.8
Prepay	8,675.2	8,446.9	8,490.1	8,369.6	8,818.5	9,105.9	7.8
Contract	3,028.4	3,069.4	3,190.1	3,263.8	3,303.2	3,303.9	7.6
M2M	354.3	351.0	356.9	372.4	392.9	404.7	15.3
Pay TV	284.8	299.1	314.2	332.1	347.6	363.8	21.6
Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	1.9	(41.1)

Total Accesses	14,126.1	14,004.9	14,230.7	14,250.9	14,782.0	15,130.6	8.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2012	2013				2014
	December	March	June	September	December	March	% Chg
MEXICO
Mobile accesses	19,168.0	19,251.7	19,086.8	19,145.8	20,332.8	19,324.8	0.4
Prepay (1)	17,668.3	17,663.6	17,545.7	17,662.4	18,863.2	17,862.0	1.1
Contract	1,499.7	1,588.1	1,541.1	1,483.4	1,469.7	1,462.8	(7.9)
M2M	314.1	322.5	329.3	333.0	349.9	351.0	8.8
Fixed wireless (2)	1,158.9	1,259.0	1,403.1	1,476.3	1,558.9	1,504.8	19.5

Total Accesses	20,326.9	20,510.7	20,489.9	20,622.1	21,891.7	20,829.6	1.6

VENEZUELA AND CENTRAL AMERICA (3)
Fixed telephony accesses (4) (5)	1,500.7	1,475.4	1,483.3	1,445.2	1,426.7	1,377.3	(6.6)
Fixed wireless	1,340.5	1,248.9	1,249.9	1,194.6	1,168.7	1,127.4	(9.7)
Internet and data accesses	41.0	40.7	37.1	36.6	12.4	12.2	(70.0)
Narrowband	29.7	29.4	25.8	25.4	1.7	1.6	(94.7)
Broadband (6)	4.9	5.0	5.1	5.0	4.7	4.8	(5.0)
Other (7)	6.4	6.3	6.2	6.2	6.0	5.9	(6.8)
Mobile accesses	19,929.3	19,796.1	20,419.9	21,029.2	21,666.8	21,813.8	10.2
Prepay (8)	18,060.2	17,827.0	18,331.4	18,892.5	19,485.4	19,602.9	10.0
Contract	1,869.1	1,969.1	2,088.4	2,136.7	2,177.0	2,210.9	12.3
M2M	91.0	97.6	105.3	112.9	119.8	123.8	26.9
Pay TV	215.3	237.9	277.2	337.6	385.6	415.3	74.6

Total Accesses	21,686.3	21,550.1	22,217.5	22,848.6	23,491.6	23,618.6	9.6

ECUADOR
Mobile accesses	4,972.8	4,988.3	5,025.5	5,042.8	5,094.6	5,174.5	3.7
Prepay	4,169.5	4,148.4	4,138.6	4,117.2	4,120.9	4,165.4	0.4
Contract	803.3	839.9	886.9	925.6	973.7	1,009.1	20.1
M2M	69.7	80.8	88.4	95.4	104.2	116.4	44.0
Fixed Wireless	46.9	45.0	52.7	53.4	56.6	49.5	10.1

Total Accesses	5,019.6	5,033.3	5,078.2	5,096.1	5,151.3	5,224.0	3.8

URUGUAY
Mobile accesses	1,843.5	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	0.2
Prepay	1,292.9	1,284.3	1,273.2	1,261.0	1,250.0	1,245.8	(3.0)
Contract	550.6	558.5	570.4	584.9	593.9	599.9	7.4
M2M	21.5	23.8	25.8	30.3	33.1	35.5	48.8

Total Accesses	1,843.5	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	0.2

(1)	In the first quarter of 2014, 1.9 million thousand inactive accesses were disconnected.
(2)	In the first quarter of 2014, 45 thousand inactive accesses were disconnected.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(5)	Fixed wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.
(6)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(7)	Retail circuits other than broadband.
(8)	Includes prepay M2M accesses.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - March
	2014	2013	% Chg		Chg Local Cur
ARGENTINA (1)
Revenues	716	912	(21.5)		22.9
Wireless Business	467	602	(22.3)		21.6
Mobile service revenues	404	532	(24.2)		18.7
Data revenues	201	251	(20.0)		25.3
Handset revenues	64	69	(8.0)		44.0
Wireline Business	249	311	(19.8)		25.5
FBB and new services (2)	129	143	(9.6)		41.6
Voice & access revenues	108	156	(30.7)		8.4
Others	12	12	(1.5)		54.2
OIBDA	187	231	(19.2)		26.5
OIBDA margin (3)	25.6%	24.1%	1.5	p.p.
CapEx	114	86	32.4		n.m.
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	73	145	(49.7)		(21.3)
CHILE (1)
Revenues	525	627	(16.3)		1.4
Wireless Business	319	380	(16.1)		1.6
Mobile service revenues	287	341	(15.9)		1.8
Data revenues	72	69	4.5		26.5
Handset revenues	32	39	(17.6)		(0.2)
Wireline Business	205	246	(16.6)		1.0
FBB and new services (2)	125	133	(6.0)		13.8
Voice & access revenues	76	107	(28.8)		(13.8)
Others	4	6	(30.7)		(16.1)
OIBDA	167	203	(17.8)		(0.5)
OIBDA margin	31.8%	32.3%	(0.6	p.p.)
CapEx	91	78	16.3		40.9
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	76	125	(39.1)		(26.2)
PERU (1)
Revenues	588	621	(5.3)		7.2
Wireless Business (4)	331	333	(0.6)		12.6
Mobile service revenues (4)	290	289	0.5		13.8
Data revenues	73	65	11.9		26.8
Handset revenues	40	44	(7.6)		4.7
Wireline Business	258	289	(10.8)		1.0
FBB and new services (2)	166	178	(7.0)		5.4
Voice & access revenues	88	105	(16.3)		(5.1)
Others	4	6	(30.9)		(21.7)
OIBDA	218	224	(2.8)		10.1
OIBDA margin	37.0%	36.1%	1.0	p.p.
CapEx	50	47	6.3		20.4
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	168	177	(5.2)		7.4
COLOMBIA
Revenues	403	426	(5.4)		9.8
Wireless Business	254	259	(1.7)		14.1
Mobile service revenues	231	240	(3.7)		11.8
Data revenues	59	60	(1.8)		14.0
Handset revenues	23	19	24.2		44.1
Wireline Business	148	167	(11.1)		3.2
FBB and new services (2)	83	89	(7.1)		7.9
Voice & access revenues	66	78	(15.8)		(2.2)
Others	0	0	—		—
OIBDA	139	143	(2.7)		13.0
OIBDA margin	34.6%	33.6%	1.0	p.p.
CapEx	178	32	n.m.		n.m.
Spectrum	108	0	—		—
OpCF (OIBDA-CapEx)	(38)	111	c.s.		c.s.

Note:

-	OIBDA is presented before management and brand fees.
(1)	As a result of management integration, revenue breakdown has been reclassified according to a proforma criteria, allocating “inter-company” eliminations within fixed and mobile businesses. With this, all companies in Hispanoamérica are under this criteria.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	Margin over revenues includes fixed to mobile interconnection.
(4)	Includes revenues from fixed wireless.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - March
	2014	2013	% Chg		Chg Local Cur
MEXICO
Revenues	390	388	0.6		9.3
Mobile service revenues	330	336	(2.0)		6.4
Data revenues	81	103	(21.7)		(15.0)
Handset revenues	61	51	17.6		27.7
OIBDA	60	67	(10.4)		(2.7)
OIBDA margin	15.3%	17.2%	(1.9	p.p.)
CapEx	39	13	n.m.		n.m.
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	20	53	(61.8)		(58.5)
VENEZUELA AND CENTRAL AMERICA (1) (2)
Revenues	645	791	(18.5)		30.7
Mobile service revenues	612	717	(14.7)		36.9
Data revenues (3)	211	260	(19.0)		34.0
Handset revenues	33	74	(55.0)		(28.9)
OIBDA	239	314	(23.8)		28.4
OIBDA margin	37.0%	39.6%	(2.6	p.p.)
CapEx	124	68	82.9		n.m.
Spectrum (4)	79	0	—		—
OpCF (OIBDA-CapEx)	115	246	(53.2)		(1.4)
ECUADOR
Revenues	119	123	(2.6)		1.1
Mobile service revenues	112	111	0.3		4.1
Data revenues	36	36	2.3		6.2
Handset revenues	8	11	(31.2)		(28.6)
OIBDA	43	44	(2.2)		1.5
OIBDA margin	35.7%	35.6%	0.1	p.p.
CapEx	6	5	10.6		14.8
Spectrum	0	0	—		—
OpCF (OIBDA-CapEx)	37	38	(4.0)		(0.3)
URUGUAY
Revenues	59	68	(12.8)		4.6
Mobile service revenues	56	65	(13.4)		3.9
Data revenues	22	24	(10.9)		6.9
Handset revenues	3	3	(1.2)		18.5
OIBDA	24	30	(21.0)		(5.2)
OIBDA margin	39.8%	44.0%	(4.1	p.p.)
CapEx	5	28	(82.9)		(79.5)
Spectrum	0	24	—		—
OpCF (OIBDA-CapEx)	19	2	n.m.		n.m.

Note:

-	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2013, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013				2014
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	5,199	5,536	5,820	5,984	5,480	5.4
Data traffic (TB)	3,588	5,393	4,717	5,100	5,836	62.7
ARPU (EUR)	10.0	9.6	9.2	8.7	7.0	8.7
Prepay	3.6	3.5	3.2	2.8	2.1	(9.1)
Contract (1)	22.1	21.3	21.5	20.7	16.7	18.3
Data ARPU (EUR)	4.7	4.7	4.4	4.2	3.4	13.9
% non-SMS over data revenues	46.2%	48.1%	48.7%	52.5%	57.9%	11.7	p.p.
Churn	2.2%	2.0%	1.5%	3.6%	3.2%	1.0	p.p.
Contract (1)	0.9%	1.0%	1.0%	1.1%	1.1%	0.2	p.p.
CHILE
Voice Traffic (Million minutes)	3,428	3,310	3,264	3,338	3,151	(8.1)
Data traffic (TB)	6,222	7,419	8,258	9,319	11,510	85.0
ARPU (EUR)	11.3	11.3	10.5	10.7	8.9	(4.8)
Prepay	5.1	5.0	4.6	4.8	3.9	(7.6)
Contract (1)	31.1	31.8	29.9	29.9	25.8	0.4
Data ARPU (EUR)	2.3	2.3	2.3	2.2	2.3	23.2
% non-SMS over data revenues	81.4%	82.6%	85.5%	86.7%	89.2%	7.8	p.p.
Churn	2.2%	2.7%	3.1%	3.0%	3.3%	1.1	p.p.
Contract (1)	2.0%	1.7%	1.8%	2.0%	1.7%	(0.2	p.p.)
PERU
Voice Traffic (Million minutes)	5,668	5,826	6,160	6,540	7,886	39.1
Data traffic (TB)	1,536	1,853	2,251	2,524	2,901	88.9
ARPU (EUR)	6.8	6.7	6.6	6.4	6.1	2.1
Prepay	4.5	4.4	4.2	4.0	3.9	(3.5)
Contract (1)	13.9	13.6	10.0	11.8	12.0	(2.7)
Data ARPU (EUR)	1.4	1.4	1.4	1.6	1.5	18.9
% non-SMS over data revenues	70.2%	81.5%	85.0%	86.2%	85.5%	15.3	p.p.
Churn	4.9%	4.3%	4.0%	4.5%	3.8%	(1.0	p.p.)
Contract (1)	2.0%	1.9%	2.0%	2.0%	2.1%	0.1	p.p.
COLOMBIA
Voice Traffic (Million minutes)	4,372	5,014	5,432	5,733	5,603	28.2
Data traffic (TB)	5,127	5,757	6,245	5,982	6,670	30.1
ARPU (EUR)	6.9	6.8	6.9	6.9	6.1	2.5
Prepay	1.9	1.8	1.9	2.0	1.7	4.9
Contract (1)	23.6	22.8	22.1	21.9	20.4	0.6
Data ARPU (EUR)	1.7	1.7	1.7	1.7	1.6	7.3
% non-SMS over data revenues	91.0%	91.1%	91.5%	92.6%	93.7%	2.7	p.p.
Churn	4.1%	3.6%	4.3%	3.0%	3.0%	(1.1	p.p.)
Contract (1)	1.8%	1.8%	2.0%	2.3%	2.3%	0.5	p.p.

Notes:

-	ARPU calculated as a monthly weighted average of the quarter.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013				2014
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
MEXICO
Voice Traffic (Million minutes)	4,363	4,620	5,411	6,204	6,626	51.9
Data traffic (TB)	926	1,515	2,745	3,572	4,460	381.8
ARPU (EUR) (1)	5.2	5.3	5.0	4.9	4.6	(3.9)
Prepay (1)	4.4	4.5	4.1	4.1	3.9	(3.9)
Contract (2)	19.3	20.2	20.4	19.9	20.0	12.4
Data ARPU (EUR) (1)	1.8	1.8	1.5	1.4	1.3	(19.6)
% non-SMS over data revenues	53.3%	55.1%	57.7%	60.7%	65.4%	12.1	p.p.
Churn (1)	2.9%	3.1%	3.1%	2.5%	5.7%	2.8	p.p.
Contract (2)	1.7%	1.6%	1.6%	1.3%	1.1%	(0.6	p.p.)
VENEZUELA AND CENTRAL AMERICA (3)
Voice Traffic (Million minutes)	7,388	7,923	8,232	8,762	9,173	24.2
Data traffic (TB)	6,202	7,146	7,755	7,878	9,993	61.1
ARPU (EUR) (4)	11.0	11.5	11.6	12.1	8.3	20.5
Prepay	9.2	9.6	9.6	10.2	6.9	21.5
Contract (2)	29.4	29.2	30.3	30.4	21.5	15.1
Data ARPU (EUR) (4)	4.4	4.5	4.5	4.7	3.2	21.1
% non-SMS over data revenues	59.3%	62.1%	65.6%	67.8%	70.9%	11.6	p.p.
Churn	3.3%	2.5%	2.2%	2.8%	2.6%	(0.7	p.p.)
Contract (2)	1.1%	1.1%	1.0%	1.1%	1.1%	(0.0	p.p.)
ECUADOR
Voice Traffic (Million minutes)	1,047	1,096	1,147	1,192	1,175	12.2
Data traffic (TB)	866	1,005	1,044	1,108	1,142	31.9
ARPU (EUR)	7.2	7.5	7.5	7.0	6.8	(0.9)
Prepay	4.3	4.5	4.4	4.1	4.0	(5.4)
Contract (2)	23.4	23.9	23.8	22.0	21.1	(6.4)
Data ARPU (EUR)	2.3	2.4	2.3	2.3	2.3	2.0
% non-SMS over data revenues	72.9%	74.5%	74.6%	75.6%	76.8%	3.9	p.p.
Churn	3.2%	3.1%	3.3%	2.7%	2.5%	(0.7	p.p.)
Contract (2)	1.2%	1.1%	1.2%	1.2%	1.3%	0.0	p.p.
URUGUAY
Voice Traffic (Million minutes)	823	848	868	900	1,692	105.5
Data traffic (TB)	657	739	864	919	1,045	59.2
ARPU (EUR)	11.1	11.0	10.0	10.3	9.5	2.6
Prepay	5.7	5.5	4.9	5.1	4.6	(3.8)
Contract (2)	24.5	24.5	22.3	22.3	20.8	1.8
Data ARPU (EUR)	4.4	4.4	4.0	4.0	3.9	7.1
% non-SMS over data revenues	43.0%	43.9%	46.1%	47.7%	51.5%	8.5	p.p.
Churn	1.9%	1.8%	1.9%	1.9%	1.9%	0.0	p.p.
Contract (2)	0.7%	0.7%	0.6%	0.6%	0.6%	(0.1	p.p.)

Notes:

-	ARPU calculated as a monthly weighted average of the quarter.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100
Telefónica Móviles España	100
Telyco	100
Iberbanda	100
Acens Technologies	100
Tuenti	100
TELEFÓNICA UK	100
TELEFÓNICA DEUTSCHLAND	76.8
TELEFÓNICA BRASIL	74
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100
Telefónica Móviles Argentina	100
Telefónica Móviles Chile	100
Telefónica Móviles México	100
Telefónica Venezuela	100
Telefónica Ecuador	100
Telefónica Móviles Uruguay	100
Telefónica Costa Rica	100
Telefónica del Perú	98.5
Telefónica Móviles Perú	98.5
Telefónica Chile	97.9
Telefónica Colombia	70
Telefónica Móviles El Salvador	60
Telefónica Móviles Guatemala	60
Telefonía Celular Nicaragua	60
Telefónica Móviles Panamá	60

% Stake
OTHER STAKES
Telefónica Ireland (1)	100
Telefónica de Contenidos	100
T. Intern. Wholesale Serv. (TIWS)	100
Telco SpA (2)	66
DTS, Distribuidora de Televisión Digital	22
China Unicom	5
Telefónica República Checa	4.9
BBVA	0.8

(1)	This company is in a process of divestment.
(2)	66.0% of economic rights. If we take into account the shaving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 10.28%.

ADDENDA

Changes to the Perimeter

During the first quarter of 2014, the main changes in the perimeter of consolidation were as follows:

•	On November 5, 2013, Telefónica signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. The transaction was completed on 28 January 2014, once the pertinent regulatory authorisation was obtained, being removed from the consolidation perimeter from 1 January 2014. Subsequent to the transaction, Telefónica will hold a 4.9% stake in the company.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Relaciones con Inversores

Distrito Telefónica - Ronda de la Comunicación, s/n 28050 Madrid (España) Teléfono: +34 91 482 87 00 Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.es www.telefonica.es/ accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 9, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer